Exhibit 99.10
IFRS-INR Earnings Release

Independent Auditors’ Report To the Board of Directors of Infosys Limited

(formerly Infosys Technologies Limited)

We have audited the accompanying consolidated financial statements of Infosys Limited (“the Company”) and its subsidiaries, which comprise the Consolidated Balance Sheet as at March 31, 2012, the Consolidated Statement of Comprehensive Income for the three months and year then ended, the Consolidated Statement of Changes in Equity and Cash Flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation of these consolidated financial statements that give a true and fair view of the consolidated financial position, consolidated financial performance and consolidated cash flows of the Company in accordance with the International Financial Reporting Standards as issued by International Accounting Standards Board (“IFRS”). This responsibility includes the design, implementation and maintenance of internal control relevant to the preparation and presentation of the consolidated financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with the Standards on Auditing issued by the Institute of Chartered Accountants of India. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and presentation of the consolidated financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of the accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion and to the best of our information and according to the explanations given to us, the consolidated financial statements give a true and fair view in conformity with IFRS:

(a)	in the case of the consolidated balance sheet, of the financial position of the Company as at March 31, 2012;

(b)	in the case of the consolidated statement of comprehensive income, of the financial performance for the three months and year ended on that date;

(c)	in the case of the consolidated statement of changes in equity, of the changes in equity for the year ended on that date; and

(d)	in the case of the consolidated statement of cash flows, of the cash flows for the year ended on that date.

for B S R & Co.
Chartered Accountants
Firm’s Registration Number: 101248W

Natrajh Ramakrishna
Partner
Membership Number: 32815

Bangalore
April 13, 2012

Infosys Limited and subsidiaries
(In crore except share data)
Consolidated Balance Sheet as of	Note	March 31, 2012	March 31, 2011
ASSETS
Current assets
Cash and cash equivalents	2.1	20,591	16,666
Available-for-sale financial assets	2.2	32	21
Investment in certificates of deposit		345	123
Trade receivables		5,882	4,653
Unbilled revenue		1,873	1,243
Derivative financial instruments	2.7	–	66
Prepayments and other current assets	2.4	1,523	917
Total current assets		30,246	23,689
Non-current assets
Property, plant and equipment	2.5	5,409	4,844
Goodwill	2.6	993	825
Intangible assets	2.6	173	48
Available-for-sale financial assets	2.2	12	23
Deferred income tax assets	2.17	316	378
Income tax assets	2.17	1,037	993
Other non-current assets	2.4	162	463
Total non-current assets		8,102	7,574
Total assets		38,348	31,263
LIABILITIES AND EQUITY
Current liabilities
Trade payables		23	44
Derivative financial instruments	2.7	42	–
Current income tax liabilities	2.17	1,054	817
Client deposits		15	22
Unearned revenue		545	518
Employee benefit obligations	2.8	498	140
Provisions	2.9	133	88
Other current liabilities	2.10	2,456	2,012
Total current liabilities		4,766	3,641
Non-current liabilities
Deferred income tax liabilities	2.17	12	–
Employee benefit obligations	2.8	–	259
Other non-current liabilities	2.10	109	60
Total liabilities		4,887	3,960
Equity
Share capital- 5 par value 60,00,00,000 equity shares authorized, issued and outstanding 57,13,96,401 and 57,13,17,959, net of 28,33,600 treasury shares each, as of March 31, 2012 and March 31, 2011, respectively		286	286
Share premium		3,089	3,082
Retained earnings		29,816	23,826
Other components of equity		270	109
Total equity attributable to equity holders of the Company		33,461	27,303
Non-controlling interests		–	–
Total equity		33,461	27,303
Total liabilities and equity		38,348	31,263
The accompanying notes form an integral part of the consolidated interim financial statements

As per our report attached
for B S R & Co.
Chartered Accountants
Firm’s Registration No : 101248W

Natrajh Ramakrishna Partner Membership No. 32815	K.V.Kamath Chairman	S.Gopalakrishnan Executive Co-Chairman	S.D.Shibulal Chief Executive Officer and Managing Director	Deepak.M.Satwalekar Director

	Dr. Omkar Goswami Director	Sridar A. Iyengar Director	David L. Boyles Director	Prof. Jeffrey S. Lehman Director

	R. Seshasayee Director	Ann M. Fudge Director	Ravi Venkatesan Director	Srinath Batni Director

Bangalore April 13, 2012	V. Balakrishnan Chief Financial Officer and Director	B.G.Srinivas Director	Ashok Vemuri Director	K.Parvatheesam Director

Infosys Limited and subsidiaries
(In crore except share data)
Consolidated Statements of Comprehensive Income	Note	Three months ended March 31,		Year ended March 31,
		2012	2011	2012	2011
Revenues		8,852	7,250	33,734	27,501
Cost of sales	2.11	5,199	4,234	19,808	15,916
Gross profit		3,653	3,016	13,926	11,585
Operating expenses:
Selling and marketing expenses	2.11	452	400	1,757	1,512
Administrative expenses	2.11	554	514	2,390	1,971
Total operating expenses		1,006	914	4,147	3,483
Operating profit		2,647	2,102	9,779	8,102
Other income, net	2.14	652	415	1,904	1,211
Profit before income taxes		3,299	2,517	11,683	9,313
Income tax expense	2.17	983	699	3,367	2,490
Net profit		2,316	1,818	8,316	6,823
Other comprehensive income
Fair value changes on available-for-sale financial asset, net of tax effect (refer note 2.2 and 2.17)		–	(4)	(8)	(12)
Exchange differences on translating foreign operations		(30)	13	169	49
Total other comprehensive income		(30)	9	161	37

Total comprehensive income		2,286	1,827	8,477	6,860

Profit attributable to:
Owners of the company		2,316	1,818	8,316	6,823
Non-controlling interest		–	–	–	–
		2,316	1,818	8,316	6,823
Total comprehensive income attributable to:
Owners of the company		2,286	1,827	8,477	6,860
Non-controlling interest		–	–	–	–
		2,286	1,827	8,477	6,860

Earnings per equity share
Basic ()		40.54	31.82	145.55	119.45
Diluted ()		40.54	31.82	145.54	119.41
Weighted average equity shares used in computing earnings per equity share	2.18
Basic		57,13,92,171	57,13,05,965	57,13,65,494	57,11,80,050
Diluted		57,13,99,573	57,13,91,425	57,13,96,142	57,13,68,358
The accompanying notes form an integral part of the consolidated interim financial statements

As per our report attached
for B S R & Co.
Chartered Accountants
Firm’s Registration No : 101248W

Natrajh Ramakrishna Partner Membership No. 32815	K.V.Kamath Chairman	S.Gopalakrishnan Executive Co-Chairman	S.D.Shibulal Chief Executive Officer and Managing Director	Deepak.M.Satwalekar Director

	Dr. Omkar Goswami Director	Sridar A. Iyengar Director	David L. Boyles Director	Prof. Jeffrey S. Lehman Director

	R. Seshasayee Director	Ann M. Fudge Director	Ravi Venkatesan Director	Srinath Batni Director

Bangalore April 13, 2012	V. Balakrishnan Chief Financial Officer and Director	B.G.Srinivas Director	Ashok Vemuri Director	K.Parvatheesam Director

Infosys Limited and subsidiaries

Consolidated Statements of Changes in Equity
(In crore except share data)
	Shares(*)	Share capital	Share premium	Retained earnings	Other components of equity	Total equity attributable to equity holders of the Company
Balance as of April 1, 2010	57,09,91,592	286	3,047	20,668	72	24,073
Changes in equity for the year ended March 31, 2011
Shares issued on exercise of employee stock options	3,26,367	–	24	–	–	24
Income tax benefit arising on exercise of share options	–	–	11	–	–	11
Dividends (including corporate dividend tax)	–	–	–	(3,665)	–	(3,665)
Fair value changes on available-for-sale financial assets, net of tax effect	–	–	–	–	(12)	(12)
Net profit	–	–	–	6,823	–	6,823
Exchange differences on translating foreign operations	–	–	–	–	49	49
Balance as of March 31, 2011	57,13,17,959	286	3,082	23,826	109	27,303
Changes in equity for the year ended March 31, 2012
Shares issued on exercise of employee stock options	78,442	–	6	–	–	6
Income tax benefit arising on exercise of share options	–	–	1	–	–	1
Dividends (including corporate dividend tax)	–	–	–	(2,326)	–	(2,326)
Fair value changes on available-for-sale financial assets, net of tax effect (refer note 2.2)	–	–	–	–	(8)	(8)
Net profit	–	–	–	8,316	–	8,316
Exchange differences on translating foreign operations	–	–	–	–	169	169
Balance as of March 31, 2012	571,396,401	286	3,089	29,816	270	33,461
* excludes treasury shares of 28,33,600 held by consolidated trust.
The accompanying notes form an integral part of the consolidated interim financial statements

As per our report attached
for B S R & Co.
Chartered Accountants
Firm’s Registration No : 101248W

Natrajh Ramakrishna Partner Membership No. 32815	K.V.Kamath Chairman	S.Gopalakrishnan Executive Co-Chairman	S.D.Shibulal Chief Executive Officer and Managing Director	Deepak.M.Satwalekar Director

	Dr. Omkar Goswami Director	Sridar A. Iyengar Director	David L. Boyles Director	Prof. Jeffrey S. Lehman Director

	R. Seshasayee Director	Ann M. Fudge Director	Ravi Venkatesan Director	Srinath Batni Director

Bangalore April 13, 2012	V. Balakrishnan Chief Financial Officer and Director	B.G.Srinivas Director	Ashok Vemuri Director	K.Parvatheesam Director

Infosys Limited and subsidiaries
(In crore)
Consolidated Statements of Cash Flows	Note	Year ended March 31,
		2012	2011
Operating activities:
Net profit		8,316	6,823
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation and amortization	2.5 and 2.6	937	862
Income tax expense	2.17	3,367	2,490
Income on available-for-sale financial assets and certificates of deposits		(40)	(101)
Profit on sale of property, plant and equipment		(2)	–
Effect of exchange rate changes assets and liabilities		31	–
Other non-cash item		7	4
Changes in working capital
Trade receivables		(1,181)	(1,158)
Prepayments and other assets		(59)	(236)
Unbilled revenue		(629)	(401)
Trade payables		(24)	34
Client deposits		(7)	13
Unearned revenue		26	(14)
Other liabilities and provisions		587	447
Cash generated from operations		11,329	8,763
Income taxes paid	2.17	(3,117)	(2,856)
Net cash provided by operating activities		8,212	5,907
Investing activities:
Payment for acquisition of business, net of cash acquired		(199)	(2)
Payment for acquisition of intellectual property rights	2.6	(90)	–
Expenditure on property, plant and equipment, including changes in retention money	2.5 and 2.10	(1,442)	(1,300)
Loans to employees		(24)	(31)
Deposits placed with corporation		(112)	(100)
Income on available-for-sale financial assets		27	21
Investment in certificates of deposit		(360)	(840)
Redemption of certificates of deposit		150	1,985
Investment in available-for-sale financial assets		(5,970)	(1,932)
Redemption of available-for-sale financial assets		5,959	4,430
Net cash provided by / (used in) investing activities		(2,061)	2,231
Financing activities:
Proceeds from issuance of common stock on exercise of employee stock options		6	24
Payment of dividends		(2,000)	(3,141)
Payment of dividend tax		(327)	(524)
Net cash used in financing activities		(2,321)	(3,641)
Effect of exchange rate changes on cash and cash equivalents		95	58
Net increase/(decrease) in cash and cash equivalents		3,830	4,497
Cash and cash equivalents at the beginning	2.1	16,666	12,111
Cash and cash equivalents at the end	2.1	20,591	16,666
Supplementary information:
Restricted cash balance	2.1	268	108
The accompanying notes form an integral part of the consolidated interim financial statements

As per our report attached
for B S R & Co.
Chartered Accountants
Firm’s Registration No : 101248W

Natrajh Ramakrishna Partner Membership No. 32815	K.V.Kamath Chairman	S.Gopalakrishnan Executive Co-Chairman	S.D.Shibulal Chief Executive Officer and Managing Director	Deepak.M.Satwalekar Director

	Dr. Omkar Goswami Director	Sridar A. Iyengar Director	David L. Boyles Director	Prof. Jeffrey S. Lehman Director

	R. Seshasayee Director	Ann M. Fudge Director	Ravi Venkatesan Director	Srinath Batni Director

Bangalore April 13, 2012	V. Balakrishnan Chief Financial Officer and Director	B.G.Srinivas Director	Ashok Vemuri Director	K.Parvatheesam Director

Notes to the Consolidated Interim Financial Statements

1. Company Overview and Significant Accounting Policies

1.1 Company overview

Infosys Limited (Infosys or the Company) along with its controlled trusts, majority owned and controlled subsidiary, Infosys BPO Limited (Infosys BPO) and wholly owned and controlled subsidiaries, Infosys Technologies (Australia) Pty. Limited (Infosys Australia), Infosys Technologies (China) Co. Limited (Infosys China), Infosys Consulting India Limited, (Infosys Consulting India), Infosys Technologies S. DE R.L. de C.V. (Infosys Mexico), Infosys Technologies (Sweden) AB (Infosys Sweden), Infosys Tecnologia DO Brasil LTDA. (Infosys Brasil), Infosys Public Services, Inc. (Infosys Public Services) and Infosys Technologies (Shanghai) Company Limited (Infosys Shanghai) is a leading global technology services Company. The Infosys group of companies (the Group) provides business consulting, technology, engineering and outsourcing services to help clients build tomorrow’s enterprise. In addition, the Group offers software products for the banking industry.

The Company is a public limited Company incorporated and domiciled in India and has its registered office at Bangalore, Karnataka, India. The Company has its primary listing on the Bombay Stock Exchange and National Stock Exchange in India. The Company’s American Depositary Shares representing equity shares are also listed on NASDAQ Global Select Market. The Company’s consolidated interim financial statements were authorized for issuance by the Company’s Board of Directors on April 13, 2012.

1.2 Basis of preparation of financial statements

These consolidated interim financial statements have been prepared in compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS), under the historical cost convention on the accrual basis except for certain financial instruments and prepaid gratuity benefits which have been measured at fair values. Accounting policies have been applied consistently to all periods presented in these consolidated interim financial statements.

1.3 Basis of consolidation

Infosys consolidates entities which it owns or controls. Control exists when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that are currently exercisable are also taken into account. Subsidiaries are consolidated from the date control commences until the date control ceases.

The financial statements of the Group companies are consolidated on a line-by-line basis and intra-group balances and transactions including unrealized gain / loss from such transactions are eliminated upon consolidation. These financial statements are prepared by applying uniform accounting policies in use at the Group. Non-controlling interests which represent part of the net profit or loss and net assets of subsidiaries that are not, directly or indirectly, owned or controlled by the Company, are excluded.

1.4 Use of estimates

The preparation of the financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions. These estimates, judgments and assumptions affect the application of accounting policies and the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. Application of accounting policies that require critical accounting estimates involving complex and subjective judgments and the use of assumptions in these financial statements have been disclosed in Note 1.5. Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the consolidated interim financial statements.

1.5 Critical accounting estimates

a. Revenue recognition

The Company uses the percentage-of-completion method in accounting for its fixed-price contracts. Use of the percentage-of-completion method requires the Company to estimate the efforts expended to date as a proportion of the total efforts to be expended. Efforts expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the expected contract estimates at the reporting date.

b. Income taxes

The Company's two major tax jurisdictions are India and the U.S., though the Company also files tax returns in other overseas jurisdictions. Significant judgments are involved in determining the provision for income taxes, including amount expected to be paid/recovered for uncertain tax positions. Also refer to Note 2.17.

c. Business combinations and intangible assets

Business combinations are accounted for using IFRS 3 (Revised), Business Combinations. IFRS 3 requires the identifiable intangible assets and contingent consideration to be fair valued in order to ascertain the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. Significant estimates are required to be made in determining the value of contingent consideration and intangible assets. These valuations are conducted by independent valuation experts.

1.6 Revenue recognition

The Company derives revenues primarily from software related services and from the licensing of software products. Arrangements with customers for software related services are either on a fixed-price, fixed-timeframe or on a time-and-material basis.

Revenue on time-and-material contracts are recognized as the related services are performed and revenue from the end of the last billing to the balance sheet date is recognized as unbilled revenues. Revenue from fixed-price, fixed-timeframe contracts, where there is no uncertainty as to measurement or collectability of consideration, is recognized as per the percentage-of-completion method. When there is uncertainty as to measurement or ultimate collectability revenue recognition is postponed until such uncertainty is resolved. Efforts expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. Costs and earnings in excess of billings are classified as unbilled revenue while billings in excess of costs and earnings are classified as unearned revenue. Maintenance revenue is recognized ratably over the term of the underlying maintenance arrangement.

In arrangements for software development and related services and maintenance services, the Company has applied the guidance in IAS 18, Revenue, by applying the revenue recognition criteria for each separately identifiable component of a single transaction. The arrangements generally meet the criteria for considering software development and related services as separately identifiable components. For allocating the consideration, the Company has measured the revenue in respect of each separable component of a transaction at its fair value, in accordance with principles given in IAS 18. The price that is regularly charged for an item when sold separately is the best evidence of its fair value. In cases where the Company is unable to establish objective and reliable evidence of fair value for the software development and related services, the Company has used a residual method to allocate the arrangement consideration. In these cases the balance of the consideration, after allocating the fair values of undelivered components of a transaction has been allocated to the delivered components for which specific fair values do not exist.

License fee revenues are recognized when the general revenue recognition criteria given in IAS 18 are met. Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS). The Company has applied the principles given in IAS 18 to account for revenues from these multiple element arrangements. Objective and reliable evidence of fair value has been established for ATS. Objective and reliable evidence of fair value is the price charged when the element is sold separately. When other services are provided in conjunction with the licensing arrangement and objective and reliable evidence of their fair values have been established, the revenue from such contracts are allocated to each component of the contract in a manner, whereby revenue is deferred for the undelivered services and the residual amounts are recognized as revenue for delivered elements. In the absence of objective and reliable evidence of fair value for implementation, the entire arrangement fee for license and implementation is recognized using the percentage-of-completion method as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the services are performed. ATS revenue is recognized ratably over the period in which the services are rendered.

Advances received for services and products are reported as client deposits until all conditions for revenue recognition are met.

The Company accounts for volume discounts and pricing incentives to customers as a reduction of revenue based on the ratable allocation of the discounts/ incentives amount to each of the underlying revenue transaction that results in progress by the customer towards earning the discount/ incentive. Also, when the level of discount varies with increases in levels of revenue transactions, the Company recognizes the liability based on its estimate of the customer's future purchases. If it is probable that the criteria for the discount will not be met, or if the amount thereof cannot be estimated reliably, then discount is not recognized until the payment is probable and the amount can be estimated reliably. The Company recognizes changes in the estimated amount of obligations for discounts in the period in which the change occurs. The discounts are passed on to the customer either as direct payments or as a reduction of payments due from the customer.

The Company presents revenues net of value-added taxes in its statement of comprehensive income.

1.7 Property, plant and equipment

Property, plant and equipment are stated at cost, less accumulated depreciation and impairments, if any. The direct costs are capitalized until the property, plant and equipment are ready for use, as intended by management. The Company depreciates property, plant and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets for current and comparative periods are as follows:

Buildings	15 years
Plant and machinery	5 years
Computer equipment	2-5 years
Furniture and fixtures	5 years
Vehicles	5 years

Depreciation methods, useful lives and residual values are reviewed at each reporting date.

Advances paid towards the acquisition of property, plant and equipment outstanding at each balance sheet date and the cost of assets not put to use before such date are disclosed under ‘Capital work-in-progress’. Subsequent expenditures relating to property, plant and equipment is capitalized only when it is probable that future economic benefits associated with these will flow to the Group and the cost of the item can be measured reliably. Repairs and maintenance costs are recognized in net profit in the statement of comprehensive income when incurred. The cost and related accumulated depreciation are eliminated from the financial statements upon sale or retirement of the asset and the resultant gains or losses are recognized in net profit in the statement of comprehensive income. Assets to be disposed off are reported at the lower of the carrying value or the fair value less cost to sell.

1.8 Business combinations

Business combinations have been accounted for using the acquisition method under the provisions of IFRS 3 (Revised), Business Combinations.

The cost of an acquisition is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the date of acquisition. The cost of acquisition also includes the fair value of any contingent consideration. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value on the date of acquisition.

Transaction costs that the Group incurs in connection with a business combination such as finders’ fees, legal fees, due diligence fees, and other professional and consulting fees are expensed as incurred.

1.9 Goodwill

Goodwill represents the cost of business acquisition in excess of the Group's interest in the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. When the net fair value of the identifiable assets, liabilities and contingent liabilities acquired exceeds the cost of business acquisition, a gain is recognized immediately in net profit in the statement of comprehensive income. Goodwill is measured at cost less accumulated impairment losses.

1.10 Intangible assets

Intangible assets are stated at cost less accumulated amortization and impairments. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, from the date that they are available for use. The estimated useful life of an identifiable intangible asset is based on a number of factors including the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, and known technological advances), and the level of maintenance expenditures required to obtain the expected future cash flows from the asset.

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the Company has an intention and ability to complete and use or sell the software and the costs can be measured reliably. The costs which can be capitalized include the cost of material, direct labour, overhead costs that are directly attributable to preparing the asset for its intended use. Research and development costs and software development costs incurred under contractual arrangements with customers are accounted as cost of sales.

1.11 Financial instruments

Financial instruments of the Group are classified in the following categories: non-derivative financial instruments comprising of loans and receivables, available-for-sale financial assets and trade and other payables; derivative financial instruments under the category of financial assets or financial liabilities at fair value through profit or loss; share capital and treasury shares. The classification of financial instruments depends on the purpose for which those were acquired. Management determines the classification of its financial instruments at initial recognition.

a. Non-derivative financial instruments

(i) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are presented as current assets, except for those maturing later than 12 months after the balance sheet date which are presented as non-current assets. Loans and receivables are measured initially at fair value plus transaction costs and subsequently carried at amortized cost using the effective interest method, less any impairment loss or provisions for doubtful accounts. Loans and receivables are represented by trade receivables, net of allowances for impairment, unbilled revenue, cash and cash equivalents, prepayments, certificates of deposit and other assets. Cash and cash equivalents comprise cash and bank deposits and deposits with corporations. The Company considers all highly liquid investments with a remaining maturity at the date of purchase of three months or less and that are readily convertible to known amounts of cash to be cash equivalents. Certificates of deposit are a negotiable money market instrument for funds deposited at a bank or other eligible financial institution for a specified time period.

(ii) Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or are not classified in any of the other categories. Available-for-sale financial assets are recognized initially at fair value plus transactions costs. Subsequent to initial recognition these are measured at fair value and changes therein, other than impairment losses and foreign exchange gains and losses on available-for-sale monetary items are recognized directly in other comprehensive income. When an investment is derecognized, the cumulative gain or loss in other comprehensive income is transferred to net profit in the statement of comprehensive income. These are presented as current assets unless management intends to dispose of the assets after 12 months from the balance sheet date.

(iii) Trade and other payables

Trade and other payables are initially recognized at fair value, and subsequently carried at amortized cost using the effective interest method.

b. Derivative financial instruments

Financial assets or financial liabilities, at fair value through profit or loss.

This category has two sub-categories wherein, financial assets or financial liabilities are held for trading or are designated as such upon initial recognition. A financial asset is classified as held for trading if it is acquired principally for the purpose of selling in the short term. Derivatives are categorized as held for trading unless they are designated as hedges.

The Company holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in foreign exchange rates on trade receivables and forecasted cash flows denominated in certain foreign currencies. The counterparty for these contracts is generally a bank or a financial institution. Although the Company believes that these financial instruments constitute hedges from an economic perspective, they do not qualify for hedge accounting under IAS 39, Financial Instruments: Recognition and Measurement. Any derivative that is either not designated a hedge, or is so designated but is ineffective per IAS 39, is categorized as a financial asset, at fair value through profit or loss.

Derivatives are recognized initially at fair value and attributable transaction costs are recognized in net profit in the statement of comprehensive income when incurred. Subsequent to initial recognition, derivatives are measured at fair value through profit or loss and the resultant exchange gains or losses are included in other income. Assets/ liabilities in this category are presented as current assets/current liabilities if they are either held for trading or are expected to be realized within 12 months after the balance sheet date.

c. Share capital and treasury shares

Ordinary Shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

Treasury Shares

When any entity within the Group purchases the Company's ordinary shares, the consideration paid including any directly attributable incremental cost is presented as a deduction from total equity, until they are cancelled, sold or reissued. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity, and the resulting surplus or deficit on the transaction is transferred to/ from retained earnings.

1.12 Impairment

a. Financial assets

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. A financial asset is considered impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset. Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

(i) Loans and receivables

Impairment loss in respect of loans and receivables measured at amortized cost are calculated as the difference between their carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate. Such impairment loss is recognized in net profit in the statement of comprehensive income.

(ii) Available-for-sale financial assets

Significant or prolonged decline in the fair value of the security below its cost and the disappearance of an active trading market for the security are objective evidence that the security is impaired. An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its fair value and is recognized in net profit in the statement of comprehensive income. The cumulative loss that was recognized in other comprehensive income is transferred to net profit in the statement of comprehensive income upon impairment.

b. Non-financial assets

(i) Goodwill

Goodwill is tested for impairment on an annual basis and whenever there is an indication that goodwill may be impaired, relying on a number of factors including operating results, business plans and future cash flows. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the Group's cash generating units (CGU) expected to benefit from the synergies arising from the business combination. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. Impairment occurs when the carrying amount of a CGU including the goodwill, exceeds the estimated recoverable amount of the CGU. The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. Value-in-use is the present value of future cash flows expected to be derived from the CGU.

Total impairment loss of a CGU is allocated first to reduce the carrying amount of goodwill allocated to the CGU and then to the other assets of the CGU pro-rata on the basis of the carrying amount of each asset in the CGU. An impairment loss on goodwill is recognized in net profit in the statement of comprehensive income and is not reversed in the subsequent period.

(ii) Intangible assets and property, plant and equipment

Intangible assets and property, plant and equipment are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the CGU to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in net profit in the statement of comprehensive income is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset.

c. Reversal of impairment loss

An impairment loss for financial assets is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. An impairment loss in respect of goodwill is not reversed. In respect of other assets, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of an asset other than goodwill is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization or depreciation) had no impairment loss been recognized for the asset in prior years. A reversal of impairment loss for an asset other than goodwill and available- for-sale financial assets that are equity securities is recognized in net profit in the statement of comprehensive income. For available-for-sale financial assets that are equity securities, the reversal is recognized in other comprehensive income.

1.13 Fair value of financial instruments

In determining the fair value of its financial instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing at each reporting date. The methods used to determine fair value include discounted cash flow analysis, available quoted market prices and dealer quotes. All methods of assessing fair value result in general approximation of value, and such value may never actually be realized.

For all other financial instruments the carrying amounts approximate fair value due to the short maturity of those instruments. The fair value of securities, which do not have an active market and where it is not practicable to determine the fair values with sufficient reliability, are carried at cost less impairment.

1.14 Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

a. Post sales client support

The Company provides its clients with a fixed-period post sales support for corrections of errors and telephone support on all its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded and included in cost of sales. The Company estimates such costs based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.

b. Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established the Group recognizes any impairment loss on the assets associated with that contract.

1.15 Foreign currency

Functional currency

The functional currency of Infosys, Infosys BPO and Infosys Consulting India is the Indian rupee. The functional currencies for Infosys Australia, Infosys China, Infosys Mexico, Infosys Sweden, Infosys Brasil, Infosys Public Services and Infosys Shanghai are the respective local currencies. These financial statements are presented in Indian rupees (rounded off to crore; one crore equals ten million).

Transactions and translations

Foreign-currency denominated monetary assets and liabilities are translated into the relevant functional currency at exchange rates in effect at the balance sheet date. The gains or losses resulting from such translations are included in net profit in the statement of comprehensive income. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction.

Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled. Revenue, expense and cash-flow items denominated in foreign currencies are translated into the relevant functional currencies using the exchange rate in effect on the date of the transaction.

The translation of financial statements of the foreign subsidiaries to the functional currency of the Company is performed for assets and liabilities using the exchange rate in effect at the balance sheet date and for revenue, expense and cash-flow items using the average exchange rate for the respective periods. The gains or losses resulting from such translation are included in currency translation reserves under other components of equity. When a subsidiary is disposed off, in part or in full, the relevant amount is transferred to net profit in the statement of comprehensive income.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the exchange rate in effect at the balance sheet date.

1.16 Earnings per equity share

Basic earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Company by the weighted average number of equity shares outstanding during the period. Diluted earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Company by the weighted average number of equity shares considered for deriving basic earnings per equity share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The diluted potential equity shares are adjusted for the proceeds receivable had the equity shares been actually issued at fair value (i.e. the average market value of the outstanding equity shares). Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of equity shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

1.17 Income taxes

Income tax expense comprises current and deferred income tax. Income tax expense is recognized in net profit in the statement of comprehensive income except to the extent that it relates to items recognized directly in equity, in which case it is recognized in other comprehensive income. Current income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date. Deferred income tax assets and liabilities are recognized for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements except when the deferred income tax arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and affects neither accounting nor taxable profit or loss at the time of the transaction. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date and are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred income tax assets and liabilities is recognized as income or expense in the period that includes the enactment or the substantive enactment date. A deferred income tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized. Deferred income taxes are not provided on the undistributed earnings of subsidiaries and branches where it is expected that the earnings of the subsidiary or branch will not be distributed in the foreseeable future. The income tax provision for the interim period is made based on the best estimate of the annual average tax rate expected to be applicable for the full financial year. The Company offsets current tax assets and current tax liabilities, where it has a legally enforceable right to set off the recognized amounts and where it intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to income are credited to share premium.

1.18 Employee benefits

1.18.1 Gratuity

In accordance with the Payment of Gratuity Act, 1972, Infosys provides for gratuity, a defined benefit retirement plan (the Gratuity Plan) covering eligible employees. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation, performed by an independent actuary, at each balance sheet date using the projected unit credit method. The Company fully contributes all ascertained liabilities to the Infosys Limited Employees' Gratuity Fund Trust (the Trust). In case of Infosys BPO, contributions are made to the Infosys BPO's Employees' Gratuity Fund Trust. Trustees administer contributions made to the Trusts and contributions are invested in specific designated instruments as permitted by law and investments are also made in mutual funds that invest in the specific designated instruments.

The Group recognizes the net obligation of a defined benefit plan in its balance sheet as an asset or liability, respectively in accordance with IAS 19, Employee benefits. The discount rate is based on the Government securities yield. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to net profit in the statement of comprehensive income in the period in which they arise. When the computation results in a benefit to the Group, the recognized asset is limited to the net total of any unrecognized past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.

1.18.2 Superannuation

Certain employees of Infosys are also participants in a defined contribution plan. The Company has no further obligations to the Plan beyond its monthly contributions. Certain employees of Infosys BPO are also eligible for superannuation benefit. Infosys BPO has no further obligations to the superannuation plan beyond its monthly contribution which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

Certain employees of Infosys Australia are also eligible for superannuation benefit. Infosys Australia has no further obligations to the superannuation plan beyond its monthly contribution.

1.18.3 Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined benefit plan. Both the employee and the Company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The Company contributes a part of the contributions to the Infosys Limited Employees' Provident Fund Trust. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the government. The Company has an obligation to make good the shortfall, if any, between the return from the investments of the Trust and the notified interest rate.

In respect of Infosys BPO, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and Infosys BPO make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee's salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund. The Company has no further obligation to the plan beyond its monthly contributions.

1.18.4 Compensated absences

The Group has a policy on compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is measured based on the additional amount expected to be paid/availed as a result of the unused entitlement that has accumulated at the balance sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

1.19 Share-based compensation

The Group recognizes compensation expense relating to share-based payments in net profit using a fair-value measurement method in accordance with IFRS 2, Share-Based Payment. Under the fair value method, the estimated fair value of awards is charged to income on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was in-substance, multiple awards. The Group includes a forfeiture estimate in the amount of compensation expense being recognized.

The fair value of each option is estimated on the date of grant using the Black-Scholes-Merton valuation model. The expected term of an option is estimated based on the vesting term and contractual term of the option, as well as expected exercise behaviour of the employee who receives the option. Expected volatility during the expected term of the option is based on historical volatility, during a period equivalent to the expected term of the option, of the observed market prices of the Company's publicly traded equity shares. Expected dividends during the expected term of the option are based on recent dividend activity. Risk-free interest rates are based on the government securities yield in effect at the time of the grant over the expected term.

1.20 Dividends

Final dividends on shares are recorded as a liability on the date of approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the Company's Board of Directors.

1.21 Operating profit

Operating profit for the Group is computed considering the revenues, net of cost of sales, selling and marketing expenses and administrative expenses.

1.22 Other income

Other income is comprised primarily of interest income and dividend income. Interest income is recognized using the effective interest method. Dividend income is recognized when the right to receive payment is established.

1.23 Leases

Leases under which the Company assumes substantially all the risks and rewards of ownership are classified as finance leases. When acquired, such assets are capitalized at fair value or present value of the minimum lease payments at the inception of the lease, whichever is lower. Lease payments under operating leases are recognised as an expense on a straight line basis in net profit in the statement of comprehensive income over the lease term.

1.24 Government grants

The Group recognizes government grants only when there is reasonable assurance that the conditions attached to them shall be complied with, and the grants will be received. Government grants related to depreciable assets are treated as deferred income and are recognized in net profit in the statement of comprehensive income on a systematic and rational basis over the useful life of the asset. Government grants related to revenue are recognized on a systematic basis in net profit in the statement of comprehensive income over the periods necessary to match them with the related costs which they are intended to compensate.

1.25 Recent accounting pronouncements

1.25.1 Standards issued but not yet effective

IFRS 9 Financial Instruments: In November 2009, the International Accounting Standards Board issued IFRS 9, Financial Instruments: Recognition and Measurement, to reduce the complexity of the current rules on financial instruments as mandated in IAS 39. The effective date for IFRS 9 is annual periods beginning on or after January 1, 2015 with early adoption permitted. IFRS 9 has fewer classification and measurement categories as compared to IAS 39 and has eliminated the categories of held to maturity, available for sale and loans and receivables. Further it eliminates the rule-based requirement of segregating embedded derivatives and tainting rules pertaining to held to maturity investments. For an investment in an equity instrument which is not held for trading, IFRS 9 permits an irrevocable election, on initial recognition, on an individual share-by-share basis, to present all fair value changes from the investment in other comprehensive income. No amount recognized in other comprehensive income would ever be reclassified to profit or loss. IFRS 9, was further amended in October 2010, and such amendment introduced requirements on accounting for financial liabilities. This amendment addresses the issue of volatility in the profit or loss due to changes in the fair value of an entity’s own debt. It requires the entity, which chooses to measure a liability at fair value, to present the portion of the fair value change attributable to the entity’s own credit risk in the other comprehensive income. The company is required to adopt IFRS 9 by accounting year commencing April 1, 2015. The company is currently evaluating the requirements of IFRS 9, and has not yet determined the impact on the consolidated interim financial statements.

IFRS 10, Consolidated Financial Statements, IFRS 11, Joint Arrangements and IFRS 12, Disclosure of Interests in Other Entities: In May 2011, the International Accounting Standards Board issued IFRS 10, IFRS 11 and IFRS 12. The effective date for IFRS 10, IFRS 11 and IFRS 12 is annual periods beginning on or after January 1, 2013 with early adoption permitted.

IFRS 10 Consolidated Financial Statements builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated interim financial statements of the parent company. IFRS 10 replaces the consolidation requirements in SIC-12 Consolidation of Special Purpose Entities and IAS 27 Consolidated and Separate Financial Statements. The standard provides additional guidance for the determination of control in cases of ambiguity such as franchisor franchisee relationship, de facto agent, silos and potential voting rights.

IFRS 11 Joint Arrangements determines the nature of an arrangement by focusing on the rights and obligations of the arrangement, rather than its legal form. IFRS 11 replaces IAS 31 Interests in Joint Ventures and SIC-13 Jointly-controlled Entities-Non-monetary Contributions by Venturers. IFRS 11 addresses only forms of joint arrangements (joint operations and joint ventures) where there is joint control whereas IAS 31 had identified three forms of joint ventures, namely jointly controlled operations, jointly controlled assets and jointly controlled entities. The standard addresses inconsistencies in the reporting of joint arrangements by requiring a single method to account for interests in jointly controlled entities, which is the equity method.

IFRS 12 Disclosure of Interests in Other Entities is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles. One major requirement of IFRS 12 is that an entity needs to disclose the significant judgments and assumptions it has made in determining:

a. whether it has control, joint control or significant influence over another entity; and

b. the type of joint arrangement when the joint arrangement is structured through a separate vehicle.

IFRS 12 also expands the disclosure requirements for subsidiaries with non-controlling interest, joint arrangements and associates that are individually material. IFRS 12 introduces the term “structured entity” by replacing Special Purpose entities and requires enhanced disclosures by way of nature and extent of, and changes in, the risks associated with its interests in both its consolidated and unconsolidated structured entities.

The company will be adopting IFRS 10, IFRS 11 and IFRS 12 effective April 1, 2013. The company is currently evaluating the requirements of IFRS 10, IFRS 11 and IFRS 12, and has not yet determined the impact on the consolidated interim financial statements.

IFRS 13 Fair Value Measurement: In May 2011, the International Accounting Standards Board issued IFRS 13, Fair Value Measurement to provide specific guidance on fair value measurement and requires enhanced disclosures for all assets and liabilities measured at fair value, and not restricted to financial assets and liabilities. The standard introduces a precise definition of fair value and a consistent measure for fair valuation across assets and liabilities, with a few specified exceptions. The effective date for IFRS 13 is annual periods beginning on or after January 1, 2013 with early adoption permitted. The company is required to adopt IFRS 13 by accounting year commencing April 1, 2013 and is currently evaluating the requirements of IFRS 13, and has not yet determined the impact on the consolidated interim financial statements.

IAS 1 (Amended) Presentation of Financial Statements: In June 2011, the International Accounting Standard Board published amendments to IAS 1 Presentation of Financial Statements. The amendments to IAS 1 Presentation of Financial Statements require companies preparing financial statements in accordance with IFRS to group items within other comprehensive income that may be reclassified to the profit or loss separately from those items which would not be recyclable in the profit or loss section of the income statement. It also requires the tax associated with items presented before tax to be shown separately for each of the two groups of other comprehensive income items (without changing the option to present items of other comprehensive income either before tax or net of tax).

The amendments also reaffirm existing requirements that items in other comprehensive income and profit or loss should be presented as either a single statement or two consecutive statements. This amendment is applicable to annual periods beginning on or after July 1, 2012, with early adoption permitted. The company is required to adopt IAS 1 (Amended) by accounting year commencing April 1, 2013. The company has evaluated the requirements of IAS 1 (Amended) and the company does not believe that the adoption of IAS 1 (Amended) will have a material effect on its consolidated interim financial statements.

IAS 19 (Amended) Employee Benefits: In June 2011, International Accounting Standards Board issued IAS 19 (Amended), Employee Benefits. The effective date for adoption of IAS 19 (Amended) is annual periods beginning on or after January 1, 2013, though early adoption is permitted.

IAS 19 (Amended) has eliminated an option to defer the recognition of gains and losses through re-measurements and requires such gain or loss to be recognized through other comprehensive income in the year of occurrence to reduce volatility. The amended standard requires immediate recognition of effects of any plan amendments. Further it also requires assets in profit or loss to be restricted to government bond yields or corporate bond yields, considered for valuation of Projected Benefit Obligation, irrespective of actual portfolio allocations. The actual return from the portfolio in excess of or less than such yields is recognized through other comprehensive income.

These amendments enhance the disclosure requirements for defined benefit plans by requiring information about the characteristics of defined benefit plans and risks that entities are exposed to through participation in those plans.

The amendments need to be adopted retrospectively. The company is required to adopt IAS 19 (Amended) by accounting year commencing April 1, 2013. The company is currently evaluating the requirements of IAS 19 (Amended) and has not yet determined the impact on the consolidated interim financial statements.

2. Notes to the consolidated interim financial statements

2.1 Cash and cash equivalents

Cash and cash equivalents consist of the following:
(In crore)
	As of
	March 31, 2012	March 31, 2011
Cash and bank deposits	19,059	15,095
Deposits with corporations	1,532	1,571
	20,591	16,666

Cash and cash equivalents as of March 31, 2012 and March 31, 2011 include restricted cash and bank balances of 268 crore and 108 crore, respectively. The restrictions are primarily on account of cash and bank balances held by irrevocable trusts controlled by the Company, and bank balances held as margin money deposits against guarantees and balances held in unclaimed dividend bank accounts.

The deposits maintained by the Group with banks and corporations comprise of time deposits, which can be withdrawn by the Group at any point without prior notice or penalty on the principal.

The table below provides details of cash and cash equivalents:
(In crore)
	As of
	March 31, 2012	March 31, 2011
Current Accounts
ABN Amro Bank, China	41	17
ABN Amro Bank, China (U.S. dollar account)	2	24
ANZ Bank, Taiwan	2	3
Bank of America, Mexico	5	4
Bank of America, USA	598	296
Banamex , Mexico	1	2
Citibank NA, Australia	89	61
Citibank NA, Brazil	7	5
Citibank N.A, China	2	–
Citibank N.A, China (U.S. dollar account)	12	11
Citibank NA, Czech Republic (U.S. dollar account)	1	–
Citibank N.A., Czech Republic(Euro Account)	4	-
Citibank N.A., Czech Republic	1	1
Citibank NA, New Zealand	7	2
Citibank NA, Japan	9	17
Citibank NA, India	1	2
Citibank NA, India, Unclaimed dividend account	–	1
Citibank NA, Thailand	1	1
Deustche Bank, India	10	12
Deutsche Bank, Czech Republic	1	1
Deutsche Bank, Czech Republic (U.S. dollar account)	2	–
Deutsche Bank, Czech Republic (Euro dollar account)	1	–
Deutsche Bank, Belgium	6	5
Deutsche Bank, France	4	3
Deutsche Bank, Germany	12	5
Deutsche Bank, Netherlands	3	2
Deustche Bank, Philippines	–	1
Deustche Bank, Philippines (U.S. dollar account)	3	1
Deustche Bank, Poland	1	1
Deustche Bank, Poland (Euro account)	1	2
Deutsche Bank, Spain	1	1
Deutsche Bank, Singapore	8	3
Deutsche Bank, Switzerland	1	1
Deutsche Bank, United Kingdom	32	40
Deustche Bank-EEFC (Euro account)	9	8
Deustche Bank-EEFC (Swiss Franc account)	2	2
Deustche Bank-EEFC (U.S. dollar account)	23	143
HSBC Bank, UK	–	10
HDFC Bank-Unclaimed dividend account	1	1
ICICI Bank, India	20	32
ICICI Bank, UK	2	1
ICICI Bank-EEFC (United Kingdom Pound Sterling account)	1	1
ICICI Bank-EEFC (U.S. dollar account)	32	22
ICICI bank-Unclaimed dividend account	1	1
National Australia Bank Limited, Australia	3	1
Nordbanken, Sweden	3	5
Punjab National Bank, India	1	–
Royal Bank of Canada, Canada	5	23
State Bank of India	1	–
Shanghai Pudong Development Bank, China	–	2
Standard Chartered Bank, UAE	1	–
The Bank of Tokyo-Mitsubishi UFJ,Ltd.,Japan	1	–
Commonwealth Bank of Australia, Australia	4	–
Bank of New Zealand	12	–
	991	777
Deposit Accounts
ABN Amro Bank, China	–	14
Andhra Bank	510	399
Allahabad Bank	852	561
Axis Bank	806	536
Bank of America	–	82
Bank of America, Mexico	6	17
Bank of Baroda	1,733	1,100
Bank of India	1,500	1,197
Bank of Maharashtra	475	506
Canara Bank	1,615	1,329
Bank of China	25	–
Central Bank of India	752	354
Corporation Bank	395	295
Citibank, China	23	–
Citibank N.A, Czech Republic	–	5
Citibank N.A, Czech Republic, USD	–	1
Citibank Brazil	–	3
Deustche Bank, Poland	41	21
DBS Bank	40	–
HDFC Bank	1,357	646
Federal Bank	20	–
HSBC Bank, United Kingdom	5	18
ICICI Bank	1,504	788
IDBI Bank	1,030	770
ING Vysya Bank	82	–
Indian Overseas Bank	600	518
Jammu and Kashmir Bank	25	12
Kotak Mahindra Bank	175	25
National Australia Bank Limited, Australia	67	546
Nordbanken, Sweden	1	1
Oriental Bank of Commerce	714	653
Punjab National Bank	1,314	1,493
Ratnakar Bank	5	–
South Indian Bank	60	50
State Bank of Hyderabad	580	255
State Bank of India	61	457
State Bank of Mysore	249	354
Syndicate Bank	550	504
Union Bank of India	602	631
Vijaya Bank	153	144
Yes Bank	141	33
	18,068	14,318
Deposits with corporations
HDFC Limited	1,532	1,571
	1,532	1,571
Total	20,591	16,666

2.2 Available-for-sale financial assets

Investments in liquid mutual fund units and unlisted equity securities are classified as available-for-sale financial assets.

Cost and fair value of investment in liquid mutual fund units and unlisted equity securities are as follows:
(In crore)
	As of
	March 31, 2012	March 31, 2011
Current
Liquid mutual fund units:
Cost and fair value	32	21
Non Current
Unlisted equity securities:
Cost	4	4
Gross unrealised holding gains	8	19
Fair value	12	23
Total available-for-sale financial assets	44	44

During February 2010, Infosys sold 32,31,151 shares of OnMobile Systems Inc, U.S.A, at a price of 166.58 per share, derived from quoted prices of the underlying marketable equity securities.

As of March 31, 2011 the remaining 21,54,100 shares were fair valued at 23 crore and the resultant unrealized loss of 12 crore, net of taxes of 3 crore has been recognized in other comprehensive income for the year ended March 31, 2011.

As of March 31, 2012 the 21,54,100 shares were fair valued at 12 crore and the resultant unrealized loss of 8 crore, net of taxes of 3 crore has been recognized in other comprehensive income for the year ended March 31, 2012. The fair value of 12 crore has been derived based on an agreed upon exchange ratio between these unlisted equity securities and quoted prices of the underlying marketable equity securities.

2.3 Business combinations

During the year ended March 31, 2010, Infosys BPO acquired 100% of the voting interests in McCamish Systems LLC (McCamish), a business process solutions provider based in Atlanta, Georgia, in the United States. The business acquisition was conducted by entering into Membership Interest Purchase Agreement for a cash consideration of 173 crore and a contingent consideration of upto 93 crore. The fair value of contingent consideration and its undiscounted value on the date of acquisition were 40 crore and 67 crore, respectively.

The payment of contingent consideration is dependent upon the achievement of certain revenue targets and net margin targets by McCamish over a period of 4 years ending March 31, 2014. Further, contingent to McCamish signing any deal with a customer with total revenues of USD 100 million or more, the aforesaid period will be extended by 2 years. The total contingent consideration can range between 67 crore and 93 crore.

The fair value of the contingent consideration is determined by discounting the estimated amount payable to the previous owners of McCamish on achievement of certain financial targets. The key inputs used for the determination of fair value of contingent consideration are the discount rate of 13.9% and the probabilities of achievement of the net margin and the revenue targets ranging from 50% to 100%.

During the year ended March 31, 2012, the liability related to contingent consideration increased by 7 crore due to passage of time.

On January 4, 2012 Infosys BPO acquired 100% of the voting interest in Portland Group Pty. Ltd. a strategic sourcing and category management services provider based in Australia. The business acquisition was conducted by entering into a share sale agreement for a cash consideration of 200 crore.

This business acquisition would strengthen Infosys BPO’s capabilities and domain expertise in sourcing and procurement practice and its service offering in the strategic sourcing and category management functions. Consequently, the excess of the purchase consideration paid over the fair value of assets acquired has been accounted for as goodwill.

The purchase price has been allocated based on management’s estimates and an independent appraisal of fair values as follows:

(in crore)
Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Property, plant and equipment	3	–	3
Net current assets	21	–	21
Intangible assets-Customer contracts and relationships	–	40	40
Deferred tax liabilities on intangible assets	–	(12)	(12)
	24	28	52
Goodwill			148
Total purchase price			200

The goodwill is not tax deductable.

The acquisition date fair value of the total consideration transferred is 200 crore in cash.

The amount of trade receivables included in net current assets, acquired from the above business acquisition was 40 crore. Majority of the amount has been collected subsequently and based on past experience the management expects the balance to be fully collected.

The identified intangible customer contracts and relationships are being amortized over a period of ten years based on management's estimate of the useful life of the assets.

The transaction costs of 5 crore related to the acquisition have been included under cost of sales in the statement of comprehensive income.

2.4 Prepayments and other assets

Prepayments and other assets consist of the following:
(In crore)
	As of
	March 31, 2012	March 31, 2011
Current
Rental deposits	16	43
Security deposits with service providers	37	63
Loans to employees	160	137
Prepaid expenses*	51	47
Interest accrued and not due	39	21
Withholding taxes*	682	548
Advance payments to vendors for supply of goods*	36	36
Deposit with corporation	492	–
Other assets	10	22
	1,523	917
Non-current
Loans to employees	6	4
Deposit with corporation	58	437
Rental deposits	39	–
Security deposits with service providers	29	–
Prepaid expenses*	15	20
Prepaid gratuity and other benefits*	15	2
	162	463
	1,685	1,380
Financial assets in prepayments and other assets	886	727
*Non financial assets

Withholding taxes primarily consist of input tax credits. Other assets primarily represent travel advances and other recoverable from customers. Security deposits with service providers relate principally to leased telephone lines and electricity supplies.

Deposit with corporation represents amounts deposited to settle certain employee-related obligations as and when they arise during the normal course of business.

2.5 Property, plant and equipment

Following are the changes in the carrying value of property, plant and equipment for the three months ended March 31, 2012:
(In crore)
	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Capital work-in-progress	Total
Gross carrying value as of January 1, 2012	584	3,745	1,394	1,539	859	9	896	9,026
Acquisition through business combinations (Refer note 2.2)	–	–	–	1	2	–	–	3
Additions	125	123	58	95	37	–	138	576
Deletions	–	(1)	(191)	(247)	(131)	(1)	–	(571)
Translation difference	–	–	–	(1)	(3)	–	–	(4)
Gross carrying value as of March 31, 2012	709	3,867	1,261	1,387	764	8	1,034	9,030
Accumulated depreciation as of January 1, 2012	–	(1,164)	(924)	(1,270)	(594)	(4)	–	(3,956)
Depreciation	–	(63)	(62)	(72)	(40)	(1)	–	(238)
Accumulated depreciation on deletions	–	1	191	247	131	1	–	571
Translation difference	–	–	–	2	–		–	2
Accumulated depreciation as of March 31, 2012	–	(1,226)	(795)	(1,093)	(503)	(4)	–	(3,621)
Carrying value as of January 1, 2012	584	2,581	470	269	265	5	896	5,070
Carrying value as of March 31, 2012	709	2,641	466	294	261	4	1,034	5,409

Following are the changes in the carrying value of property, plant and equipment for the three months ended March 31, 2011:
(In crore)
	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Capital work-in-progress	Total
Gross carrying value as of January 1, 2011	544	3,560	1,380	1,427	841	7	435	8,194
Additions	7	66	50	95	29	1	90	338
Deletions	–	–	(144)	(193)	(100)	–	–	(437)
Translation difference	–	–	–	3	1	(1)	–	3
Gross carrying value as of March 31, 2011	551	3,626	1,286	1,332	771	7	525	8,098
Accumulated depreciation as of January 1, 2011	–	(918)	(822)	(1,199)	(528)	(3)	–	(3,470)
Depreciation	–	(60)	(59)	(63)	(38)	–	–	(220)
Accumulated depreciation on deletions	–		144	193	100	–	–	437
Translation difference	–	–	–	(1)	–	–	–	(1)
Accumulated depreciation as of March 31, 2011	–	(978)	(737)	(1,070)	(466)	(3)	–	(3,254)
Carrying value as of January 1, 2011	544	2,642	558	228	313	4	435	4,724
Carrying value as of March 31, 2011	551	2,648	549	262	305	4	525	4,844

Following are the changes in the carrying value of property, plant and equipment for the year ended March 31, 2012:
(In crore)
	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Capital work-in-progress	Total
Gross carrying value as of April 1, 2011	551	3,626	1,286	1,332	771	7	525	8,098
Acquisition through business combinations (Refer note 2.2)	–	–	–	1	2	–	–	3
Additions	158	242	160	291	107	2	509	1,469
Deletions	–	(1)	(191)	(260)	(131)	(1)	–	(584)
Translation difference	–	–	6	23	15	–	–	44
Gross carrying value as of March 31, 2012	709	3,867	1,261	1,387	764	8	1,034	9,030
Accumulated depreciation as of April 1, 2011	–	(978)	(737)	(1,070)	(466)	(3)	–	(3,254)
Depreciation	–	(249)	(247)	(267)	(157)	(2)	–	(922)
Accumulated depreciation on deletions	–	1	191	260	131	1	–	584
Translation difference	–	–	(2)	(16)	(11)	–	–	(29)
Accumulated depreciation as of March 31, 2012	–	(1,226)	(795)	(1,093)	(503)	(4)	–	(3,621)
Carrying value as of April 1, 2011	551	2,648	549	262	305	4	525	4,844
Carrying value as of March 31, 2012	709	2,641	466	294	261	4	1,034	5,409

During the year ended March 31, 2012, certain assets which were not in use having gross book value of 570 crore (carrying value Nil) were retired.

Following are the changes in the carrying value of property, plant and equipment for the year ended March 31, 2011:
(In crore)
	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Capital work-in-progress	Total
Gross carrying value as of April 1, 2010	327	3,300	1,263	1,251	765	5	409	7,320
Additions	224	326	170	291	126	2	116	1,255
Deletions	–	–	(147)	(219)	(123)	–	–	(489)
Translation difference	–	–	–	9	3	–	–	12
Gross carrying value as of March 31, 2011	551	3,626	1,286	1,332	771	7	525	8,098
Accumulated depreciation as of April 1, 2010	–	(745)	(648)	(1,046)	(440)	(2)	–	(2,881)
Depreciation	–	(233)	(237)	(236)	(147)	(1)	–	(854)
Accumulated depreciation on deletions	–	–	147	219	123	–	–	489
Translation difference	–	–	1	(7)	(2)	–	–	(8)
Accumulated depreciation as of March 31, 2011	–	(978)	(737)	(1,070)	(466)	(3)	–	(3,254)
Carrying value as of April 1, 2010	327	2,555	615	205	325	3	409	4,439
Carrying value as of March 31, 2011	551	2,648	549	262	305	4	525	4,844

During the year ended March 31, 2011, certain assets which were not in use having gross book value of 488 crore (carrying value Nil) were retired.

The depreciation expense for the three months ended March 31, 2012 and March 31, 2011 and for the year ended March 31, 2012 and March 31, 2011 is included in cost of sales in the consolidated statement of comprehensive income.

Carrying value of land includes 286 crore and 146 crore as of March 31, 2012 and March 31, 2011, respectively, towards deposits paid under certain lease-cum-sale agreements to acquire land including agreements where the Company has an option to purchase the properties on expiry of the lease period. The Company has already paid 99% of the market value of the properties prevailing at the time of entering into the lease-cum-sale agreements with the balance payable at the time of purchase. The contractual commitments for capital expenditure were 1,044 crore and 814 crore, as of March 31, 2012 and March 31, 2011, respectively.

2.6 Goodwill and intangible assets

Following is a summary of changes in the carrying amount of goodwill:
(In crore)
	As of
	March 31, 2012	March 31, 2011
Carrying value at the beginning	825	829
Goodwill recognized on acquisition (Refer note 2.3)	148	–
Translation differences pertaining to foreign subsidiary	20	(4)
Carrying value at the end	993	825

Consequent to the internal reorganization during quarter ended June 30, 2011, there were changes effected in the Company’s reportable segments based on the “management approach” as defined in IFRS 8, Operating Segments. (Refer Note 2.20). Accordingly the goodwill has been allocated to the new operating segments as at March 31, 2012 and as at March 31, 2011.

Goodwill has been allocated to the cash generating units (CGU), identified to be the operating segments as follows:
(In crore)
Segment	As of
	March 31, 2012	March 31, 2011
Financial services and insurance (FSI)	434	400
Manufacturing enterprises (MFG)	112	96
Energy, utilities and telecommunication services (ECS)	140	95
Retail, logistics, consumer product group, life sciences enterprises (RCL)	307	234
Total	993	825

The entire goodwill relating to Infosys BPO’s acquisition of McCamish has been allocated to the ‘Financial services and insurance’ segment.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the CGU which are operating segments regularly reviewed by the chief operating decision maker to make decisions about resources to be allocated to the segment and to assess its performance.

The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. The fair value of a CGU is determined based on the market capitalization. The value-in-use is determined based on specific calculations. These calculations use pre-tax cash flow projections over a period of five years, based on financial budgets approved by management and an average of the range of each assumption mentioned below. As of March 31, 2012, the estimated recoverable amount of the CGU exceeded its carrying amount. The recoverable amount was computed based on the fair value being higher than value-in-use and the carrying amount of the CGU was computed by allocating the net assets to operating segments for the purpose of impairment testing. The key assumptions used for the calculations are as follows:

In %
Long term growth rate	8-10
Operating margins	17-20
Discount rate	12.7

The above discount rate is based on the Weighted Average Cost of Capital (WACC) of the Company. These estimates are likely to differ from future actual results of operations and cash flows.

Following is a summary of changes in the carrying amount of acquired intangible assets:
(In crore)
	As of
	March 31, 2012	March 31, 2011
Gross carrying value at the beginning	117	117
Additions through business combinations (Refer note 2.3)	40	–
Additions	90	–
Translation differences	11	–
Gross carrying value at the end	258	117
Accumulated amortization at the beginning	69	61
Amortization expense	15	8
Translation differences	1	–
Accumulated amortization at the end	85	69
Net carrying value	173	48

During the three months ended June 30, 2011, Infosys Technologies (Australia) Pty. Limited (Infosys Australia) entered into an agreement with Telecom New Zealand Limited (Telecom) to purchase assets primarily pertaining to the rights to the mutual subcontracting agreement for the existing customer contracts of Telecom’s Gen-I division. Consequent to the transaction, Infosys Australia recognized the subcontracting rights amounting to 19 crore as intangible assets and amortized the same over a period of three years, being the management’s estimate of useful life of such intangible assets.

During the three months ended September 30, 2011 Infosys Shanghai paid 54 crore towards acquisition of land use rights. The land use rights are being amortized over the initial term of 50 years. Further during the three months ended March 31, 2012, government grant has been received for the land use right and is amortized over the initial term of 50 years.

During the three months ended March 2012, Infosys recognised 17 crore as intangible assets on account of software purchase and amortized the same over a period of five years being the management’s estimate of useful life of such intangible assets.

The intangible customer contracts recognized at the time of acquisition of Philips BPO operations are being amortized over a period of seven years, being management's estimate of its useful life, based on the life over which economic benefits are expected to be realized. As of March 31, 2012, the customer contracts have a remaining amortization period of approximately three years.

The intangible customer contracts and relationships recognized at the time of the McCamish acquisition are being amortized over a period of nine years, being management’s estimate of its useful life, based on the life over which economic benefits are expected to be realized. As of March 31, 2012, the customer contracts and relationships have a remaining amortization period of approximately seven years.

The intangible computer software platform recognized at the time of the McCamish acquisition having a useful life of four months, being management’s estimate of its useful life based on the life over which economic benefits were expected to be realized, has been fully amortized.

The intangible customer contracts and relationships of 40 crore, recognized at the time of the Portland acquisition are being amortized over a period of ten years, being management’s estimate of its useful life, based on the life over which economic benefits are expected to be realized. As of March 31, 2012, the customer contracts and relationships have a remaining amortization period of approximately ten years.

The aggregate amortization expense included in cost of sales, for the three months ended March 31, 2012 and March 31, 2011and year ended March 31, 2012 and March 31, 2011 was 5 crore and 2 crore and 15 crore and 8 crore, respectively.

Research and development expense recognized in net profit in the consolidated statement of comprehensive income, for the three months ended March 31, 2012 and March 31, 2011and year ended March 31, 2012 and March 31, 2011 was 190 crore and 138 crore and 676 crore and 528 crore, respectively.

2.7 Financial instruments

Financial instruments by category

The carrying value and fair value of financial instruments by categories as of March 31, 2012 were as follows:
(In crore)
	Loans and receivables	Financial assets/liabilities at fair value through profit and loss	Available for sale	Trade and other payables	Total carrying value/fair value
Assets:
Cash and cash equivalents (Refer Note 2.1)	20,591	–	–	–	20,591
Available-for-sale financial assets (Refer Note 2.2)	–	–	44	–	44
Investment in certificates of deposit	345	–	–	–	345
Trade receivables	5,882	–	–	–	5,882
Unbilled revenue	1,873	–	–	–	1,873
Prepayments and other assets (Refer Note 2.4)	886	–	–	–	886
Total	29,577	–	44	–	29,621
Liabilities:
Trade payables	–	–	–	23	23
Derivative financial instruments	–	42	–	–	42
Client deposits	–	–	–	15	15
Employee benefit obligations (Refer Note 2.8)	–	–	–	498	498
Other liabilities (Refer Note 2.10)	–	–	–	1,954	1,954
Liability towards acquisition of business on a discounted basis (Refer Note 2.10)	–	–	–	59	59
Total	–	42	–	2,549	2,591

The carrying value and fair value of financial instruments by categories as of March 31, 2011 were as follows:
(In crore)
	Loans and receivables	Financial assets/liabilities at fair value through profit and loss	Available for sale	Trade and other payables	Total carrying value/fair value
Assets:
Cash and cash equivalents (Refer Note 2.1)	16,666	–	–	–	16,666
Available-for-sale financial assets (Refer Note 2.2)	–	–	44	–	44
Investment in certificates of deposit	123	–	–	–	123
Trade receivables	4,653	–	–	–	4,653
Unbilled revenue	1,243	–	–	–	1,243
Prepayments and other assets (Refer Note 2.4)	727	–	–	–	727
Derivative financial instruments	–	66	–	–	66
Total	23,412	66	44	–	23,522
Liabilities:
Trade payables	–	–	–	44	44
Client deposits	–	–	–	22	22
Employee benefit obligations (Refer Note 2.8)	–	–	–	399	399
Other liabilities (Refer Note 2.10)	–	–	–	1,678	1,678
Liability towards acquisition of business on a discounted basis (Refer Note 2.10)	–	–	–	43	43
Total	–	–	–	2,186	2,186

Fair value hierarchy

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 - Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of March 31, 2012:
(In crore)
	As of March 31, 2012	Fair value measurement at end of the reporting period/year using
		Level 1	Level 2	Level 3
Assets
Available- for- sale financial asset- Investments in liquid mutual fund units (Refer Note 2.2)	32	32	–	–
Available- for- sale financial asset- Investments in unlisted equity instruments (Refer Note 2.2)	12	–	12	–
Derivative financial instruments- loss on outstanding foreign exchange forward and option contracts	42	–	42	–

The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of March 31, 2011:
(In crore)
	As of March 31, 2011	Fair value measurement at end of the reporting period/year using
		Level 1	Level 2	Level 3
Assets
Available- for- sale financial asset- Investments in liquid mutual fund units (Refer Note 2.2)	21	21	–	–
Available- for- sale financial asset- Investments in unlisted equity instruments (Refer Note 2.2)	23	–	23	–
Derivative financial instruments- gains on outstanding foreign exchange forward and option contracts	66	–	66	–

Income from financial assets or liabilities that are not at fair value through profit or loss is as follows:
(In crore)
	Three months ended March 31,		Year ended March 31,
	2012	2011	2012	2011
Interest income on deposits and certificates of deposit	584	367	1,807	1,133
Income from available-for-sale financial assets	4	–	27	23
	588	367	1,834	1,156

Derivative financial instruments

The Company uses derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in foreign exchange rates on trade receivables and forecasted cash flows denominated in certain foreign currencies. The counterparty for these contracts is generally a bank or a financial institution. These derivative financial instruments are valued based on quoted prices for similar assets and liabilities in active markets or inputs that are directly or indirectly observable in the marketplace.

The following table gives details in respect of outstanding foreign exchange forward and option contracts:

	As of		As of
	March 31, 2012		March 31, 2011
	In million	In crore	In million	In crore
Forward contracts
In U.S. dollars	747	3,709	546	2,433
In Euro	38	258	28	177
In United Kingdom Pound Sterling	22	179	15	108
In Australian dollars	23	122	10	46
Option contracts
In U.S. dollars	50	254	–	–
Total forwards and options		4,522		2,764

The Company recognized a net gain on derivative financials instruments of 218 crore and 33 crore during the three months ended March 31, 2012 and three months ended March 31, 2011 as against a net loss on derivative financials instruments of 299 crore during the year ended March 31, 2012 and a net gain on derivative financials instruments of 56 crore during the year ended March 31, 2011, which are included in other income.

The foreign exchange forward and option contracts mature between one to twelve months. The table below analyzes the derivative financial instruments into relevant maturity groupings based on the remaining period as of the balance sheet date:
(In crore)
	As of
	March 31, 2012	March 31, 2011
Not later than one month	344	435
Later than one month and not later than three months	790	649
Later than three months and not later than one year	3,388	1,680
	4,522	2,764

Financial risk management

Financial risk factors

The Company's activities expose it to a variety of financial risks: market risk, credit risk and liquidity risk. The Company's primary focus is to foresee the unpredictability of financial markets and seek to minimize potential adverse effects on its financial performance. The primary market risk to the Company is foreign exchange risk. The Company uses derivative financial instruments to mitigate foreign exchange related risk exposures. The Company's exposure to credit risk is influenced mainly by the individual characteristic of each customer and the concentration of risk from the top few customers. The demographics of the customer including the default risk of the industry and country in which the customer operates also has an influence on credit risk assessment.

Market risk

The Company operates internationally and a major portion of the business is transacted in several currencies and consequently the Company is exposed to foreign exchange risk through its sales and services in the United States and elsewhere, and purchases from overseas suppliers in various foreign currencies. The Company uses derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in foreign exchange rates on trade receivables and forecasted cash flows denominated in certain foreign currencies. The exchange rate between the rupee and foreign currencies has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of the Company’s operations are adversely affected as the rupee appreciates/ depreciates against these currencies.

The following table gives details in respect of the outstanding foreign exchange forward and option contracts:
(In crore)
	As of
	March 31, 2012	March 31, 2011
Aggregate amount of outstanding forward and option contracts	4,522	2,764
Gains / (losses) on outstanding forward and option contracts	(42)	66

The outstanding foreign exchange forward and option contracts as of March 31, 2012 and March 31, 2011, mature between one to twelve months.

The following table analyzes foreign currency risk from financial instruments as of March 31, 2012:
(In crore)
	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Cash and cash equivalents	695	54	35	83	161	1,028
Trade receivables	3,915	592	560	398	239	5,704
Unbilled revenue	1,021	300	124	63	158	1,666
Other assets	651	22	25	3	113	814
Trade payables	(1)	(1)	(1)	(2)	(13)	(18)
Client deposits	(13)	(1)	–	–	–	(14)
Accrued expenses	(432)	(40)	–	(3)	(64)	(539)
Employee benefit obligations	(194)	–	–	(4)	(92)	(290)
Other liabilities	(1,233)	(247)	(6)	(24)	(89)	(1,599)
Net assets / (liabilities)	4,409	679	737	514	413	6,752

The following table analyzes foreign currency risk from financial instruments as of March 31, 2011:
(In crore)
	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Cash and cash equivalents	589	40	69	532	138	1,368
Trade receivables	3,095	407	475	294	221	4,492
Unbilled revenue	731	180	97	65	71	1,144
Other assets	589	12	61	–	38	700
Trade payables	(1)	–	(1)	–	(11)	(13)
Client deposits	(20)	–	–	–	(1)	(21)
Accrued expenses	(232)	(17)	15	–	(37)	(271)
Employee benefit obligations	(134)	–	(14)	–	(60)	(208)
Other liabilities	(1,468)	(180)	(28)	(4)	(68)	(1,748)
Net assets / (liabilities)	3,149	442	674	887	291	5,443

For the three months ended March 31, 2012 and March 31, 2011, every percentage point depreciation / appreciation in the exchange rate between the Indian rupee and U.S. dollar, has affected the Company's operating margins by approximately 0.59% and 0.56%, respectively.

For the year ended March 31, 2012 and March 31, 2011, every percentage point depreciation / appreciation in the exchange rate between the Indian rupee and U.S. dollar, has affected the Company's operating margins by approximately 0.56% and 0.55%, respectively.

Sensitivity analysis is computed based on the changes in the income and expenses in foreign currency upon conversion into functional currency, due to exchange rate fluctuations between the previous reporting period and the current reporting period.

Credit risk

Credit risk refers to the risk of default on its obligation by the counterparty resulting in a financial loss. The maximum exposure to the credit risk at the reporting date is primarily from trade receivables amounting to 5,882 crore and 4,653 crore as of March 31, 2012 and March 31, 2011, respectively and unbilled revenue amounting to 1,873 crore and 1,243 crore as of March 31, 2012 and March 31, 2011, respectively. Trade receivables and unbilled revenue are typically unsecured and are derived from revenue earned from customers primarily located in the United States. Credit risk is managed through credit approvals, establishing credit limits and continuously monitoring the creditworthiness of customers to which the Company grants credit terms in the normal course of business.

The following table gives details in respect of percentage of revenues generated from top customer and top five customers:
(In %)
	Three months ended March 31,		Year ended March 31,
	2012	2011	2012	2011
Revenue from top customer	4.1	4.7	4.3	4.7
Revenue from top five customers	15.4	15.4	15.5	15.4

Financial assets that are neither past due nor impaired

Cash and cash equivalents, available-for-sale financial assets and investment in certificates of deposits are neither past due nor impaired. Cash and cash equivalents include deposits with banks and corporations with high credit-ratings assigned by international and domestic credit-rating agencies. Available-for-sale financial assets include investment in liquid mutual fund units and unlisted equity securities. Certificates of deposit represent funds deposited at a bank or other eligible financial institution for a specified time period. Of the total trade receivables, 4,263 crore and 3,353 crore as of March 31, 2012 and March 31, 2011, respectively, were neither past due nor impaired.

Financial assets that are past due but not impaired

There is no other class of financial assets that is not past due but impaired except for trade receivables of 1 crore and 3 crore as of March 31, 2012 and March 31, 2011, respectively.

The Company’s credit period generally ranges from 30-90 days. The age analysis of the trade receivables have been considered from the due date. The age wise break up of trade receivables, net of allowances that are past due, is given below:
(In crore)
	As of
Period (in days)	March 31, 2012	March 31, 2011
Less than 30	1,110	929
31 – 60	187	193
61 – 90	190	61
More than 90	132	117
	1,619	1,300

The reversal of provision for doubtful accounts receivables for the three months ended March 31, 2012 and three months ended March 31, 2011 was 2 crore and 24 crore, respectively. The provision for doubtful accounts receivables for the year ended March 31, 2012 and March 31, 2011 was 62 crore and 2 crore, respectively.

The movement in the provision for doubtful accounts receivables is as follows:
(In crore)
	Three months ended March 31,		Year ended March 31,
	2012	2011	2012	2011
Balance at the beginning	94	113	86	102
Translation differences	(1)	(1)	(2)	(5)
Provisions for doubtful accounts receivable (refer note 2.11)	(2)	(24)	62	2
Trade receivables written off	(6)	(2)	(61)	(13)
Balance at the end	85	86	85	86

Liquidity risk

As of March 31, 2012, the Company had a working capital of 25,480 crore including cash and cash equivalents of 20,591 crore, available-for-sale financial assets of 32 crore and investments in certificates of deposit of 345 crore. As of March 31, 2011, the Company had a working capital of 20,048 crore including cash and cash equivalents of 16,666 crore, available-for-sale financial assets of 21 crore and investments in certificates of deposit of 123 crore.

As of March 31, 2012 and March 31, 2011, the outstanding employee benefit obligations were 498 crore and 399 crore, respectively, which have been substantially funded. Further, as of March 31, 2012 and March 31, 2011, the Company had no outstanding bank borrowings. Accordingly, no liquidity risk is perceived.

The table below provides details regarding the contractual maturities of significant financial liabilities as of March 31, 2012:
(In crore)
Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	23	–	–	–	23
Client deposits	15	–	–	–	15
Other liabilities (Refer Note 2.10)	1,942	12	–	–	1,954
Liability towards acquisition of business on an undiscounted basis (Refer Note 2.10)	4	12	49	9	74

The table below provides details regarding the contractual maturities of significant financial liabilities as of March 31, 2011:
(In crore)
Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	44	–	–	–	44
Client deposits	22	–	–	–	22
Other liabilities (Refer Note 2.10)	1,658	20	–	–	1,678
Liability towards acquisition of business on an undiscounted basis (Refer Note 2.10)	4	10	43	8	65

As of March 31, 2012 and March 31, 2011, the Company had outstanding financial guarantees of 23 crore and 21 crore, respectively, towards leased premises. These financial guarantees can be invoked upon breach of any term of the lease agreement. To the Company’s knowledge there has been no breach of any term of the lease agreement as of March 31, 2012 and March 31, 2011.

2.8 Employee benefit obligations

Employee benefit obligations comprise the following:
(In crore)
	As of
	March 31, 2012	March 31, 2011
Current
Compensated absence	498	140
	498	140
Non-current
Compensated absence	–	259
	–	259
	498	399

2.9 Provisions

Provisions comprise the following:
(In crore)
	As of
	March 31, 2012	March 31, 2011
Provision for post sales client support	133	88

Provision for post sales client support represents cost associated with providing post sales support services which are accrued at the time of recognition of revenues and are expected to be utilized over a period of 6 months to 1 year. The movement in the provision for post sales client support is as follows:
(In crore)
	Three months ended March 31,		Year ended March 31,
	2012	2011	2012	2011
Balance at the beginning	145	81	88	82
Provision recognized/ (reversed) (refer note 2.11)	(7)	9	60	5
Provision utilized	(4)	–	(17)	–
Translation difference	(1)	(2)	2	1
Balance at the end	133	88	133	88

Provision for post sales client support for the three months ended March 31, 2012 and March 31, 2011 and year ended March 31, 2012 and March 31, 2011 is included in cost of sales in the statement of comprehensive income.

2.10 Other liabilities

Other liabilities comprise the following:
(In crore)
	As of
	March 31, 2012	March 31, 2011
Current
Accrued compensation to employees	644	732
Accrued expenses	1,085	771
Withholding taxes payable*	506	329
Retainage	51	26
Unamortized negative past service cost* (Refer Note 2.12.1)	4	22
Liabilities of controlled trusts	149	119
Liability towards acquisition of business	3	3
Accrued gratuity	2	2
Deferred income - government grant on land use rights* (Refer Note 2.6)	1	–
Others	11	8
	2,456	2,012
Non-current
Liability towards acquisition of business	56	40
Accrued expenses	5	–
Unamortized negative past service cost (Refer Note 2.12.1) *	14	–
Incentive accruals	7	20
Deferred income - government grant on land use rights*(Refer Note 2.6)	27	–
	109	60
	2,565	2,072
Financial liabilities included in other liabilities (excluding liability towards acquisition of business)	1,954	1,678
Financial liability towards acquisition of business on a discounted basis	59	43
Financial liability towards acquisition of business on an undiscounted basis (Refer Note 2.3)	74	65
*Non financial liabilities

Accrued expenses primarily relates to cost of technical sub-contractors, telecommunication charges, legal and professional charges, brand building expenses, overseas travel expenses and office maintenance. Others include unclaimed dividend balances.

2.11 Expenses by nature
(In crore)
	Three months ended March 31,		Year ended March 31,
	2012	2011	2012	2011
Employee benefit costs (Refer Note 2.12.4)	4,787	3,952	18,340	14,856
Depreciation and amortization charges (Refer Note 2.5 and 2.6)	243	222	937	862
Travelling costs	271	237	1,122	954
Consultancy and professional charges	97	103	483	344
Software packages for own use	153	89	492	350
Third party items bought for service delivery	33	63	162	139
Communication costs	76	62	274	237
Cost of technical sub-contractors	236	147	777	603
Power and fuel	45	40	184	167
Office maintenance	73	68	284	222
Repairs and maintenance	35	41	147	134
Rates and taxes	24	21	66	54
Insurance charges	8	8	36	33
Commission	5	6	27	15
Branding and marketing expenses	32	28	125	104
Consumables	7	6	28	27
Provision for post-sales client support (Refer Note 2.9)	(7)	9	60	5
Provision for doubtful account receivables (Refer Note 2.7)	(2)	(24)	62	2
Postage and courier	3	4	13	13
Printing and stationery	3	3	14	14
Donations	–	–	26	1
Operating lease payments (Refer Note 2.15)	51	39	190	146
Others	32	24	106	117
Total cost of sales, selling and marketing expenses and administrative expenses	6,205	5,148	23,955	19,399

2.11.1 Break-up of expenses

Cost of sales
(In crore)
	Three months ended March 31,		Year ended March 31,
	2012	2011	2012	2011
Employee benefit costs	4,257	3,463	16,237	12,971
Depreciation and amortization	243	222	937	862
Travelling costs	186	165	789	690
Software packages for own use	153	89	492	350
Third party items bought for service delivery	33	63	162	139
Cost of technical sub-contractors	236	147	777	603
Consumables	7	6	28	27
Operating lease payments	33	24	123	90
Communication costs	26	20	92	82
Repairs and maintenance	18	17	64	53
Provision for post-sales client support	(7)	9	60	5
Other expenses	14	9	47	44
Total	5,199	4,234	19,808	15,916

Selling and marketing expenses
(In crore)
	Three months ended March 31,		Year ended March 31,
	2012	2011	2012	2011
Employee benefit costs	350	320	1,360	1,218
Travelling costs	48	33	176	128
Branding and marketing	31	27	121	97
Operating lease payments	7	5	24	17
Communication costs	5	4	18	17
Commission	5	6	27	15
Consultancy and professional charges	5	4	26	16
Printing and stationery	–	–	1	1
Others	1	1	4	3
Total	452	400	1,757	1,512

Administrative expenses
 (In crore)
	Three months ended March 31,		Year ended March 31,
	2012	2011	2012	2011
Employee benefit costs	180	169	743	667
Consultancy and professional charges	92	99	457	328
Repairs and maintenance	17	24	83	81
Office maintenance	73	68	284	222
Power and fuel	45	40	184	167
Communication costs	45	38	164	138
Travelling costs	37	39	157	136
Provision for doubtful accounts receivable	(2)	(24)	62	2
Rates and taxes	22	21	64	54
Insurance charges	8	8	36	33
Operating lease payments	11	10	43	39
Postage and courier	3	4	13	13
Printing and stationery	3	3	13	13
Branding and marketing	1	1	4	7
Donations	–	–	26	1
Other expenses	19	14	57	70
Total	554	514	2,390	1,971

2.12 Employee benefits

2.12.1 Gratuity

The following tables set out the funded status of the gratuity plans and the amounts recognized in the Company's financial statements as of March 31, 2012, March 31, 2011, March 31, 2010, March 31, 2009 and March 31, 2008:
(In crore)
	As of
	March 31, 2012	March 31, 2011	March 31, 2010	March 31,2009	March 31, 2008
Change in benefit obligations
Benefit obligations at the beginning	480	325	267	224	225
Service cost	157	178	80	51	50
Interest cost	39	25	19	16	17
Actuarial (gains)/ losses	(6)	17	(5)	1	(8)
Benefits paid	(70)	(65)	(36)	(25)	(23)
Amendment in benefit plan	–	–	–	–	(37)
Benefit obligations at the end	600	480	325	267	224
Change in plan assets
Fair value of plan assets at the beginning	480	327	268	236	225
Expected return on plan assets	49	36	25	17	18
Actuarial gains /(losses)	–	–	1	5	2
Employer contributions	154	182	69	35	14
Benefits paid	(70)	(65)	(36)	(25)	(23)
Fair value of plan assets at the end	613	480	327	268	236
Funded status	13	–	2	1	12
Prepaid gratuity benefit	15	2	4	1	12
Accrued gratuity	(2)	(2)	(2)	–	–

(In crore)
	Three months ended March 31,		Year ended March 31,
	2012	2011	2012	2011
Service cost	27	41	157	178
Interest cost	10	16	39	25
Expected return on plan assets	(12)	(10)	(49)	(36)
Actuarial (gain) / loss	12	5	(6)	17
Plan amendments	(1)	(1)	(4)	(4)
Net gratuity cost	36	51	137	180

The net gratuity cost has been apportioned between cost of sales, selling and marketing expenses and administrative expenses on the basis of direct employee cost as follows:
(In crore)
	Three months ended March 31,		Year ended March 31,
	2012	2011	2012	2011
Cost of sales	32	45	121	157
Selling and marketing expenses	2	4	10	15
Administrative expenses	2	2	6	8
	36	51	137	180

Effective July 1, 2007, the Company amended its Gratuity Plan, to suspend the voluntary defined death benefit component of the Gratuity Plan. This amendment resulted in a negative past service cost amounting to 37 crore, which is being amortized on a straight-line basis over the average remaining service period of employees which is 10 years. The unamortized negative past service cost of 18 crore and 22 crore as of March 31, 2012 and March 31, 2011, respectively has been included under other current liabilities.

The weighted-average assumptions used to determine benefit obligations as of March 31, 2012, March 31, 2011, March 31, 2010, March 31, 2009 and March 31, 2008 are set out below:

	As of
	March 31, 2012	March 31, 2011	March 31, 2010	March 31, 2009	March 31, 2008
Discount rate	8.6%	8.0%	7.8%	7.0%	7.9%
Weighted average rate of increase in compensation levels	7.3%	7.3%	7.3%	5.1%	5.1%

The weighted-average assumptions used to determine net periodic benefit cost for the three months ended March 31, 2012 and March 31, 2011and year ended March 31, 2012 and March 31, 2011 are set out below:

	Three months ended March 31,		Year ended March 31,
	2012	2011	2012	2011
Discount rate	8.0%	7.8%	8.0%	7.8%
Weighted average rate of increase in compensation levels	7.3%	7.3%	7.3%	7.3%
Rate of return on plan assets	9.5%	9.4%	9.5%	9.4%

The Company contributes all ascertained liabilities towards gratuity to the Infosys Limited Employees' Gratuity Fund Trust. In case of Infosys BPO, contributions are made to the Infosys BPO Employees' Gratuity Fund Trust. Trustees administer contributions made to the trust and contributions are invested in specific designated instruments as permitted by Indian law and investments are also made in mutual funds that invest in the specific designated instruments. As of March 31, 2012 and March 31, 2011 the plan assets have been primarily invested in government securities.

Actual return on assets for the three months ended March 31, 2012 and March 31, 2011 and year ended March 31, 2012 and March 31, 2011 were 10 crore and 9 crore and 49 crore and 36 crore, respectively.

The Company assesses these assumptions with its projected long-term plans of growth and prevalent industry standards. The Company's overall expected long-term rate-of-return on assets has been determined based on consideration of available market information, current provisions of Indian law specifying the instruments in which investments can be made, and historical returns. Historical returns during the three months ended March 31, 2012 and March 31, 2011and year ended March 31, 2012 and March 31, 2011 have not been lower than the expected rate of return on plan assets estimated for those years. The discount rate is based on the government securities yield. The Company expects to contribute approximately 150 crore to the gratuity trusts during fiscal 2013.

Assumptions regarding future mortality experience are set in accordance with the published statistics by the Life Insurance Corporation of India.

2.12.2 Superannuation

The Company contributed 39 crore and 29 crore and 142 crore and 109 crore to the superannuation plan during the three months ended March 31, 2012 and March 31, 2011 and year ended March 31, 2012 and March 31, 2011, respectively.

Superannuation contributions have been apportioned between cost of sales, selling and marketing expenses and administrative expenses on the basis of direct employee cost as follows:
(In crore)
	Three months ended March 31,		Year ended March 31,
	2012	2011	2012	2011
Cost of sales	35	25	126	95
Selling and marketing expenses	2	3	10	9
Administrative expenses	2	1	6	5
	39	29	142	109

2.12.3 Provident fund

The Company has an obligation to fund any shortfall on the yield of the trust’s investments over the administered interest rates on an annual basis. These administered rates are determined annually predominantly considering the social rather than economic factors and in most cases the actual return earned by the Company has been higher in the past years. The Actuarial Society of India has issued the final guidance for measurement of provident fund liabilities during the quarter ended December 31, 2011. The actuary has accordingly provided a valuation and based on the below provided assumptions there is no shortfall as at March 31, 2012, 2011, 2010, 2009 and 2008, respectively.

The details of fund and plan asset position are given below:
(In crore)
Particulars	As of
	March 31, 2012	March 31, 2011	March 31, 2010	March 31,2009	March 31, 2008
Plan assets at period end, at fair value	1,816	1,579	1,295	997	743
Present value of benefit obligation at period end	1,816	1,579	1,295	997	743
Asset recognized in balance sheet	–	–	–	–	–

Assumptions used in determining the present value obligation of the interest rate guarantee under the Deterministic Approach:

	As of
	March 31, 2012	March 31, 2011	March 31, 2010	March 31, 2009	March 31, 2008
Government of India (GOI) bond yield	8.57%	7.98%	7.83%	7.01%	7.96%
Remaining term of maturity	8 years	7 years	7 years	6 years	6 years
Expected guaranteed interest rate	8.25%	9.50%	8.50%	8.50%	8.50%

The Company contributed 62 crore and 51 crore and 238 crore and 198 crore to the provident fund during the three months ended March 31, 2012 and March 31, 2011and year ended March 31, 2012 and March 31, 2011, respectively.

Provident fund contributions have been apportioned between cost of sales, selling and marketing expenses and administrative expenses on the basis of direct employee cost as follows:
(In crore)
	Three months ended March 31,		Year ended March 31,
	2012	2011	2012	2011
Cost of sales	56	45	211	173
Selling and marketing expenses	5	4	18	16
Administrative expenses	1	2	9	9
	62	51	238	198

2.12.4 Employee benefit costs include:
(In crore)
	Three months ended March 31,		Year ended March 31,
	2012	2011	2012	2011
Salaries and bonus	4,649	3,821	17,823	14,369
Defined contribution plans	46	34	166	128
Defined benefit plans	92	97	351	359
	4,787	3,952	18,340	14,856

The employee benefit cost is recognized in the following line items in the statement of comprehensive income:
(In crore)
	Three months ended March 31,		Year ended March 31,
	2012	2011	2012	2011
Cost of sales	4,257	3,463	16,237	12,971
Selling and marketing expenses	350	320	1,360	1,218
Administrative expenses	180	169	743	667
	4,787	3,952	18,340	14,856

2.13 Equity

Share capital and share premium

The Company has only one class of shares referred to as equity shares having a par value of 5. The amount received in excess of the par value has been classified as share premium. Additionally, share-based compensation recognized in net profit in the consolidated statement of comprehensive income is credited to share premium. 28,33,600 shares were held by controlled trust, each as of March 31, 2012 and March 31, 2011.

Retained earnings

Retained earnings represent the amount of accumulated earnings of the Company.

Other components of equity

Other components of equity consist of currency translation and fair value changes on available-for-sale financial assets.

The Company’s objective when managing capital is to safeguard its ability to continue as a going concern and to maintain an optimal capital structure so as to maximize shareholder value. In order to maintain or achieve an optimal capital structure, the Company may adjust the amount of dividend payment, return capital to shareholders, issue new shares or buy back issued shares. As of March 31, 2012, the Company has only one class of equity shares and has no debt. Consequent to the above capital structure there are no externally imposed capital requirements.

The rights of equity shareholders are set out below.

2.13.1 Voting

Each holder of equity shares is entitled to one vote per share. The equity shares represented by American Depositary Shares (ADS) carry similar rights to voting and dividends as the other equity shares. Each ADS represents one underlying equity share.

2.13.2 Dividends

The Company declares and pays dividends in Indian rupees. Indian law mandates that any dividend be declared out of accumulated distributable profits only after the transfer to a general reserve of a specified percentage of net profit computed in accordance with current regulations. The remittance of dividends outside India is governed by Indian law on foreign exchange and is subject to applicable distribution taxes.

The amount of per share dividend recognized as distributions to equity shareholders for year ended March 31, 2012 and March 31, 2011 was 35.00 and 55.00, respectively. The dividend for the year ended March 31, 2012 includes 20.00 per share of final dividend for the year ended March 31, 2011 and 15.00 per share of interim dividend, authorised by the Board on its meeting held on October 12, 2011. The dividend for the year ended March 31, 2011 includes 15.00 per share of final dividend for the year ended March 31, 2010 and 10.00 per share of interim dividend and 30.00 per share of 30th year special dividend, authorised by the Board on its meeting held on October 15, 2010.

The Board of Directors, in their meeting on April 13, 2012, proposed a final dividend of 22 per equity share and a special dividend - 10 years of Infosys BPO operations of 10 per equity share. The proposal is subject to the approval of shareholders at the Annual General Meeting to be held on June 09, 2012, and if approved, would result in a cash outflow of approximately 2,135 crore, inclusive of corporate dividend tax of 298 crore.

2.13.3 Liquidation

In the event of liquidation of the Company, the holders of shares shall be entitled to receive any of the remaining assets of the Company, after distribution of all preferential amounts. However, no such preferential amounts exist currently, other than the amounts held by irrevocable controlled trusts. The amount distributed will be in proportion to the number of equity shares held by the shareholders. For irrevocable controlled trusts, the corpus would be settled in favour of the beneficiaries.

2.13.4 Share options

There are no voting, dividend or liquidation rights to the holders of options issued under the Company's share option plans.

2.14 Other income

Other income consists of the following:
(In crore)
	Three months ended March 31,		Year ended March 31,
	2012	2011	2012	2011
Interest income on deposits and certificates of deposit	584	367	1,807	1,133
Exchange gains/ (losses) on forward and options contracts	218	33	(299)	56
Exchange gains/ (losses) on translation of other assets and liabilities	(158)	8	351	(14)
Income from available-for-sale financial assets/ investments	4	–	27	23
Others	4	7	18	13
	652	415	1,904	1,211

2.15 Operating leases

The Company has various operating leases, mainly for office buildings, that are renewable on a periodic basis. Rental expense for operating leases was 51 crore and 39 crore and 190 crore and 146 crore for the three months ended March 31, 2012 and March 31, 2011and year ended March 31, 2012 and March 31, 2011, respectively.

The schedule of future minimum rental payments in respect of non-cancellable operating leases is set out below:
(In crore)
	As of
	March 31, 2012	March 31, 2011
Within one year of the balance sheet date	159	109
Due in a period between one year and five years	281	251
Due after five years	74	71

The operating lease arrangements extend up to a maximum of ten years from their respective dates of inception, and relates to rented overseas premises. Some of these lease agreements have a price escalation clause.

2.16 Employees' Stock Option Plans (ESOP)

1998 Employees Stock Option Plan (the 1998 Plan): The Company’s 1998 Plan provides for the grant of non-statutory share options and incentive share options to employees of the Company. The establishment of the 1998 Plan was approved by the Board of Directors in December 1997 and by the shareholders in January 1998. The Government of India has approved the 1998 Plan, subject to a limit of 1,17,60,000 equity shares representing 1,17,60,000 ADS to be issued under the 1998 Plan. All options granted under the 1998 Plan are exercisable for equity shares represented by ADSs. The options under the 1998 Plan vest over a period of one through four years and expire five years from the date of completion of vesting. The 1998 Plan is administered by a compensation committee comprising four members, all of whom are independent members of the Board of Directors. The term of the 1998 Plan ended on January 6, 2008, and consequently no further shares will be issued to employees under this plan.

1999 Employees Stock Option Plan (the 1999 Plan): In the year 2000, the Company instituted the 1999 Plan. The Board of Directors and shareholders approved the 1999 Plan in June 1999. The 1999 Plan provides for the issue of 5,28,00,000 equity shares to employees. The 1999 Plan is administered by a compensation committee comprising four members, all of whom are independent members of the Board of Directors. Under the 1999 Plan, options will be issued to employees at an exercise price, which shall not be less than the fair market value (FMV) of the underlying equity shares on the date of grant. Under the 1999 Plan, options may also be issued to employees at exercise prices that are less than FMV only if specifically approved by the shareholders of the Company in a general meeting. All options under the 1999 Plan are exercisable for equity shares. The options under the 1999 Plan vest over a period of one through six years, although accelerated vesting based on performance conditions is provided in certain instances and expire over a period of 6 months through five years from the date of completion of vesting. The term of the 1999 plan ended on June 11, 2009, and consequently no further shares will be issued to employees under this plan.

The activity in the 1998 Plan and 1999 Plan during the year ended March 31, 2012 and March 31, 2011 are set out below.

	Year ended March 31, 2012		Year ended March 31, 2011
	Shares arising out of options	Weighted average exercise price	Shares arising out of options	Weighted average exercise price
1998 Plan:
Outstanding at the beginning	50,070	683	2,42,264	613
Forfeited and expired	(480)	862	(3,519)	722
Exercised	(49,590)	734	(1,88,675)	600
Outstanding at the end	–	–	50,070	683
Exercisable at the end	–	–	50,070	683
1999 Plan:
Outstanding at the beginning	48,720	962	2,04,464	869
Forfeited and expired	(8,185)	430	(18,052)	964
Exercised	(28,852)	643	(1,37,692)	823
Outstanding at the end	11,683	2,121	48,720	962
Exercisable at the end	7,429	2,121	40,232	717

The weighted average share price of options exercised under the 1998 Plan during the year ended March 31, 2012 and March 31, 2011 was 2,799 and 2,950 respectively. The weighted average share price of options exercised under the 1999 Plan during the year ended March 31, 2012 and March 31, 2011 was 2,702 and 2,902 respectively.

The cash expected to be received upon the exercise of vested options for the 1998 Plan and 1999 Plan is Nil and 2 crore, respectively.

The following table summarizes information about share options outstanding and exercisable as of March 31, 2012:

	Options outstanding			Options exercisable
Range of exercise prices per share ()	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price
1998 Plan:
300-700	–	–	–	–	–	–
701-1,400	–	–	–	–	–	–
	–	–	–	–	–	–
1999 Plan:
300-700	–	–	–	–	–	–
701-2,500	11,683	0.71	2,121	7,429	0.71	2,121
	11,683	0.71	2,121	7,429	0.71	2,121

The following table summarizes information about share options outstanding and exercisable as of March 31, 2011:

	Options outstanding			Options exercisable
Range of exercise prices per share ()	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price
1998 Plan:
300-700	24,680	0.73	587	24,680	0.73	587
701-1,400	25,390	0.56	777	25,390	0.56	777
	50,070	0.65	683	50,070	0.65	683
1999 Plan:
300-700	33,759	0.65	448	33,759	0.65	448
701-2,500	14,961	1.71	2,121	6,473	1.71	2,121
	48,720	0.97	962	40,232	0.82	717

The share-based compensation recorded for the three months ended March 31, 2012 and March 31, 2011and year ended March 31, 2012 and March 31, 2011 was Nil.

 2.17 Income taxes

Income tax expense in the statement of comprehensive income comprises:
(In crore)
	Three months ended March 31,		Year ended March 31,
	2012	2011	2012	2011
Current taxes
Domestic taxes	843	595	3,093	2,060
Overseas taxes	120	165	220	564
	963	760	3,313	2,624
Deferred taxes
Domestic taxes	84	(27)	64	(95)
Overseas taxes	(64)	(34)	(10)	(39)
	20	(61)	54	(134)
Income tax expense	983	699	3,367	2,490

Entire deferred income tax for the three months ended March 31, 2012 and March 31, 2011and year ended March 31, 2012 and March 31, 2011 relates to origination and reversal of temporary differences and utilization of deferred tax assets on subsidiary losses upon merger of Infosys Consulting Inc.

A reversal of deferred tax liability of 1 crore for the three months ended March 31, 2011 and a reversal of deferred tax liability of 3 crore each for the year ended March 31, 2012 and March 31, 2011, relating to an available-for-sale financial asset has been recognized in other comprehensive income (Refer Note 2.2).

A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before income taxes is summarized below:
(In crore)
	Three months ended March 31,		Year ended March 31,
	2012	2011	2012	2011
Profit before income taxes	3,299	2,517	11,683	9,313
Enacted tax rates in India	32.45%	33.22%	32.45%	33.22%
Computed expected tax expense	1,071	837	3,791	3,094
Tax effect due to non-taxable income for Indian tax purposes	(333)	(161)	(972)	(788)
Overseas taxes	154	100	460	399
Tax reversals, overseas and domestic ,net	(11)	(104)	(106)	(236)
Effect of exempt income	(3)	5	(10)	(3)
Effect of unrecognized deferred tax assets	11	7	38	19
Effect of differential overseas tax rates	(1)	(2)	(14)	(7)
Effect of non-deductible expenses	2	(5)	15	4
Temporary difference related to branch profits	–	–	72	–
Taxes on dividend received from subsidiary	94	–	94	–
Others	(1)	22	(1)	8
Income tax expense	983	699	3,367	2,490

The applicable Indian statutory tax rate for fiscal 2012 and fiscal 2011 is 32.45% and 33.22%, respectively. The decrease in the applicable statutory tax rate is consequent to changes made in the Finance Act 2011.

The overseas tax expense is due to income taxes payable overseas, principally in the United States of America. The Company benefits from certain significant tax incentives provided to software firms under Indian tax laws. These incentives include those for facilities set up under the Special Economic Zones Act, 2005 and software development facilities designated as ‘Software Technology Parks’ (the STP Tax Holiday). The STP Tax Holiday is available for ten consecutive years, beginning from the financial year when the unit started producing computer software or April 1, 1999, whichever is earlier. The Indian Government, through the Finance Act, 2009, has extended the tax holiday for the STP units until fiscal 2011. The tax holiday for all of our STP units has expired as of March 31, 2011. Under the Special Economic Zones Act, 2005 scheme, units in designated special economic zones which begin providing services on or after April 1, 2005 are eligible for a deduction of 100 percent of profits or gains derived from the export of services for the first five years from commencement of provision of services and 50 percent of such profits or gains for a further five years. Certain tax benefits are also available for a further period of five years subject to the unit meeting defined conditions.

Infosys is subject to a 15% Branch Profit Tax (BPT) in the U.S. to the extent its U.S. branch's net profit during the year is greater than the increase in the net assets of the U.S. branch during the year, computed in accordance with the Internal Revenue Code. As of March 31, 2012, Infosys' U.S. branch net assets amounted to approximately 3,347 crore. As of March 31, 2012, the Company has provided for branch profit tax of 270 crore for its U.S branch, as the Company estimates that these branch profits are expected to be distributed in the foreseeable future.

Deferred income tax liabilities have not been recognized on temporary differences amounting to 1,481 crore and 1,466 crore as of March 31, 2012 and March 31, 2011, respectively, associated with investments in subsidiaries and branches as it is probable that the temporary differences will not reverse in the foreseeable future.

The gross movement in the current income tax asset/ (liability) for the three months ended March 31, 2012 and March 31, 2011and year ended March 31, 2012 and March 31, 2011 is as follows:
 (In crore)
	Three months ended March 31,		Year ended March 31,
	2012	2011	2012	2011
Net current income tax asset/ (liability) at the beginning	(103)	(77)	176	(57)
Translation differences	17	–	2	(10)
Income tax benefit arising on exercise of stock options	1	11	1	11
Income tax paid	1,031	1,002	3,117	2,856
Current income tax expense (Refer Note 2.17)	(963)	(760)	(3,313)	(2,624)
Net current income tax asset/ (liability) at the end	(17)	176	(17)	176

The tax effects of significant temporary differences that resulted in deferred income tax assets and liabilities are as follows:
(In crore)
	As of
	March 31, 2012	March 31, 2011
Deferred income tax assets
Property, plant and equipment	297	257
Minimum alternate tax credit carry-forwards	55	63
Computer software	36	24
Accrued compensation to employees	32	26
Trade receivables	19	20
Compensated absences	128	104
Accumulated subsidiary losses	–	39
Others	23	28
Total deferred income tax assets	590	561
Deferred income tax liabilities
Intangible asset	(14)	(2)
Temporary difference related to branch profits	(270)	(176)
Available-for-sale financial asset	(2)	(5)
Total deferred income tax liabilities	(286)	(183)
Deferred income tax assets to be recovered after 12 months	454	392
Deferred income tax assets to be recovered within 12 months	136	169
Total deferred income tax assets	590	561
Deferred income tax liability to be settled after 12 months	(214)	(63)
Deferred income tax liability to be settled within 12 months	(72)	(120)
Total deferred income tax liabilities	(286)	(183)

Deferred tax assets and deferred tax liabilities have been offset wherever the Company has a legally enforceable right to set off current tax assets against current tax liabilities and where the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority.

In assessing the realizability of deferred income tax assets, management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, management believes that the Company will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

The gross movement in the deferred income tax account for the three months ended March 31, 2012 and March 31, 2011and year ended March 31, 2012 and March 31, 2011 is as follows:
(In crore)
	Three months ended March 31,		Year ended March 31,
	2012	2011	2012	2011
Net deferred income tax asset at the beginning	326	315	378	232
Translation differences	(2)	1	(23)	9
Credits relating to temporary differences (Refer Note 2.17)	(20)	61	(54)	134
Temporary difference on available-for-sale financial asset (Refer Note 2.2)	–	1	3	3
Net deferred income tax asset at the end	304	378	304	378

The credits relating to temporary differences are primarily on account of compensated absences, accrued compensation to employees and property, plant and equipment.

Pursuant to the enacted changes in the Indian Income Tax Laws effective April 1, 2007, a Minimum Alternate Tax (MAT) has been extended to income in respect of which a deduction may be claimed under sections 10A and 10AA of the Income Tax Act. Consequent to the enacted change Infosys BPO has calculated its tax liability for current domestic taxes after considering MAT. The excess tax paid under MAT provisions being over and above regular tax liability can be carried forward and set off against future tax liabilities computed under regular tax provisions. Infosys BPO was required to pay MAT, and, accordingly, a deferred income tax asset of 55 crore and 63 crore has been recognized on the balance sheet as of March 31, 2012 and March 31, 2011, respectively, which can be carried forward for a period of ten years from the year of recognition.

The company has received demands from the Indian Income tax authorities for payment of additional tax of 1,088 crore, including interest of 313 crore upon completion of their tax review for fiscal 2005, fiscal 2006, fiscal 2007 and fiscal 2008. The tax demands are mainly on account of disallowance of a portion of the deduction claimed by the company under Section 10A of the income tax Act. The deductible amount is determined by the ratio of export turnover to total turnover. The disallowance arose from certain expenses incurred in foreign currency being reduced from export turnover but not reduced from total turnover. The tax demand for fiscal 2007 and fiscal 2008 also includes disallowance of portion of profit earned outside India from the STP units and disallowance of profits earned from SEZ units. The matter for fiscal 2005, fiscal 2006 and fiscal 2007 is pending before the Commissioner of Income tax (Appeals) Bangalore.

The company is contesting the demand and the management, including its tax advisors, believes that its position will likely be upheld in the appellate process. The management believes that the ultimate outcome of this proceeding will not have a material adverse effect on the Company's financial position and results of operations.

2.18 Earnings per equity share

The following is a reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share:

	Three months ended March 31,		Year ended March 31,
	2012	2011	2012	2011
Basic earnings per equity share - weighted average number of equity shares outstanding(1)	57,13,92,171	57,13,05,965	57,13,65,494	57,11,80,050
Effect of dilutive common equivalent shares - share options outstanding	7,402	85,460	30,648	1,88,308
Diluted earnings per equity share - weighted average number of equity shares and common equivalent shares outstanding	57,13,99,573	57,13,91,425	57,13,96,142	57,13,68,358
(1)Excludes treasury shares

For the three months ended March 31, 2012 and March 31, 2011and year ended March 31, 2012, and March 31, 2011 there were no outstanding options to purchase equity shares which had an anti-dilutive effect.

2.19 Related party transactions

List of subsidiaries:

		Holding as of
Particulars	Country	March 31, 2012	March 31, 2011
Infosys BPO	India	99.98%	99.98%
Infosys Australia	Australia	100%	100%
Infosys China	China	100%	100%
Infosys Consulting Inc(1)	U.S.A	–	100%
Infosys Mexico	Mexico	100%	100%
Infosys BPO s. r. o (2)	Czech Republic	99.98%	99.98%
Infosys BPO (Poland) Sp.Z.o.o (2)	Poland	99.98%	99.98%
Infosys BPO (Thailand) Limited (2)(4)	Thailand	–	–
Infosys Sweden	Sweden	100%	100%
Infosys Brasil	Brazil	100%	100%
Infosys Consulting India Limited (3)	India	100%	100%
Infosys Public Services, Inc.	U.S.A	100%	100%
Infosys Shanghai	China	100%	100%
McCamish Systems LLC(2) (Refer Note 2.3)	U.S.A	99.98%	99.98%
Portland Group Pty Ltd(2)(5) (Refer Note 2.3)	Australia	99.98%	–
Portland Procurement Services Pty Ltd (2)(5) (Refer Note 2.3)	Australia	99.98%	–
(1) Effective January 12, 2012 Infosys Consulting Inc., was merged with Infosys Limited
(2) Wholly-owned subsidiaries of Infosys BPO.
(3) On February 9, 2012, Infosys Consulting India Limited filed a petition in the Honourable High court of Karnataka for its merger with Infosys Limited.
(4) During the year ended March 31, 2011, Infosys BPO (Thailand) Limited was liquidated.
(5)On January 4, 2012 Infosys BPO acquired 100% of the voting interest in Portland Group Pty Ltd

Infosys has provided guarantee for performance of certain contracts entered into by its subsidiaries.

List of other related parties:

Particulars	Country	Nature of relationship
Infosys Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Provident Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of Infosys
Infosys BPO Limited Employees’ Superannuation Fund Trust	India	Post-employment benefit plan of Infosys BPO
Infosys BPO Limited Employees’ Gratuity Fund Trust	India	Post-employment benefit plan of Infosys BPO
Infosys Limited Employees’ Welfare Trust	India	Employee Welfare Trust of Infosys
Infosys Science Foundation	India	Controlled trust
Refer Note 2.12 for information on transactions with post-employment benefit plans mentioned above.

Transactions with key management personnel

The table below describes the compensation to key management personnel which comprise directors and members of the executive council:
(In crore)
	Three months ended March 31,		Year ended March 31,
	2012	2011	2012	2011
Salaries and other employee benefits	12	5	46	33

2.20 Segment reporting

IFRS 8 establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas, and major customers. The Company's operations predominantly relate to providing end-to-end business solutions thereby enabling clients to enhance business performance, delivered to customers globally operating in various industry segments. Effective quarter ended June 30, 2011, the Company reorganized its business to increase its client focus. Consequent to the internal reorganization there were changes effected in the reportable segments based on the “management approach” as defined in IFRS 8, Operating Segments. The Chief Operating Decision Maker evaluates the Company's performance and allocates resources based on an analysis of various performance indicators by industry classes and geographic segmentation of customers.

Accordingly, segment information has been presented both along industry classes and geographic segmentation of customers. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the significant accounting policies.

Industry segments for the Company are primarily financial services and insurance (FSI) comprising enterprises providing banking, finance and insurance services, manufacturing enterprises (MFG), enterprises in the energy, utilities and telecommunication services (ECS) and retail, logistics, consumer product group, life sciences and health care enterprises (RCL). Geographic segmentation is based on business sourced from that geographic region and delivered from both on-site and off-shore. North America comprises the United States of America, Canada and Mexico, Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom, and the Rest of the World comprising all other places except those mentioned above and India. Consequent to the above change in the composition of reportable segments, the prior year comparatives have been restated.

Revenue and identifiable operating expenses in relation to segments are categorized based on items that are individually identifiable to that segment. Allocated expenses of segments include expenses incurred for rendering services from the Company's offshore software development centers and on-site expenses, which are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. Management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and adjusted against the total income of the Company.

Assets and liabilities used in the Company's business are not identified to any of the reportable segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Geographical information on revenue and industry revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

2.20.1 Industry segments
(In crore)
Three months ended March 31, 2012	FSI	MFG	ECS	RCL	Total
Revenues	3,037	1,883	1,902	2,030	8,8522
Identifiable operating expenses	1,260	815	812	846	3,7333
Allocated expenses	742	481	486	518	2,2277
Segment profit	1,035	587	604	666	2,8922
Unallocable expenses					2455
Operating profit					2,6477
Other income, net					6522
Profit before income taxes					3,2999
Income tax expense					9833
Net profit					2,3166
Depreciation and amortization					2433
Non-cash expenses other than depreciation and amortization					22

(In crore)
Three months ended March 31, 2011	FSI	MFG	ECS	RCL	Total
Revenues	2,588	1,482	1,633	1,547	7,250
Identifiable operating expenses	1,092	629	655	673	3,049
Allocated expenses	639	393	446	399	1,877
Segment profit	857	460	532	475	2,324
Unallocable expenses					222
Operating profit					2,102
Other income, net					415
Profit before income taxes					2,517
Income tax expense					699
Net profit					1,818
Depreciation and amortization					222
Non-cash expenses other than depreciation and amortization					–

(In crore)
Year ended March 31, 2012	FSI	MFG	ECS	RCL	Total
Revenues	11,830	6,933	7,232	7,739	33,7344
Identifiable operating expenses	5,025	3,033	3,011	3,214	14,2833
Allocated expenses	2,965	1,824	1,903	2,036	8,7288
Segment profit	3,840	2,076	2,318	2,489	10,7233
Unallocable expenses					9444
Operating profit					9,7799
Other income, net					1,9044
Profit before income taxes					11,6833
Income tax expense					3,3677
Net profit					8,3166
Depreciation and amortization					9377
Non-cash expenses other than depreciation and amortization					77

(In crore)
Year ended March 31, 2011	FSI	MFG	ECS	RCL	Total
Revenues	9,862	5,393	6,614	5,632	27,501
Identifiable operating expenses	4,122	2,311	2,757	2,410	11,600
Allocated expenses	2,456	1,370	1,689	1,418	6,933
Segment profit	3,284	1,712	2,168	1,804	8,968
Unallocable expenses					866
Operating profit					8,102
Other income, net					1,211
Profit before income taxes					9,313
Income tax expense					2,490
Net profit					6,823
Depreciation and amortization					862
Non-cash expenses other than depreciation and amortization					4

2.20.2 Geographic segments
(In crore)
Three months ended March 31, 2012	North America	Europe	India	Rest of the World	Total
Revenues	5,521	2,044	182	1,105	8,8522
Identifiable operating expenses	2,354	849	85	445	3,7333
Allocated expenses	1,409	513	39	266	2,2277
Segment profit	1,758	682	58	394	2,8922
Unallocable expenses					2455
Operating profit					2,647
Other income, net					6522
Profit before income taxes					3,2999
Income tax expense					9833
Net profit					2,3166
Depreciation and amortization					2433
Non-cash expenses other than depreciation and amortization					22

(In crore)
Three months ended March 31, 2011	North America	Europe	India	Rest of the World	Total
Revenues	4,617	1,604	192	837	7,250
Identifiable operating expenses	1,954	672	96	327	3,049
Allocated expenses	1,226	409	42	200	1,877
Segment profit	1,437	523	54	310	2,324
Unallocable expenses					222
Operating profit					2,102
Other income, net					415
Profit before income taxes					2,517
Income tax expense					699
Net profit					1,818
Depreciation and amortization					222
Non-cash expenses other than depreciation and amortization					–

(In crore)
Year ended March 31, 2012	North America	Europe	India	Rest of the World	Total
Revenues	21,538	7,401	748	4,047	33,7344
Identifiable operating expenses	9,096	3,214	369	1,604	14,2833
Allocated expenses	5,664	1,911	168	985	8,7288
Segment profit	6,778	2,276	211	1,458	10,7233
Unallocable expenses					9444
Operating profit					9,7799
Other income, net					1,9044
Profit before income taxes					11,6833
Income tax expense					3,3677
Net profit					8,3166
Depreciation and amortization					9377
Non-cash expenses other than depreciation and amortization					7

 (In crore)
Year ended March 31, 2011	North America	Europe	India	Rest of the World	Total
Revenues	17,958	5,927	599	3,017	27,501
Identifiable operating expenses	7,658	2,467	281	1,194	11,600
Allocated expenses	4,555	1,488	144	746	6,933
Segment profit	5,745	1,972	174	1,077	8,968
Unallocable expenses					866
Operating profit					8,102
Other income, net					1,211
Profit before income taxes					9,313
Income tax expense					2,490
Net profit					6,823
Depreciation and amortization					862
Non-cash expenses other than depreciation and amortization					4

2.20.3 Significant clients

No client individually accounted for more than 10% of the revenues in the three months ended March 31, 2012 and March 31, 2011and year ended March 31, 2012 and March 31, 2011.

2.21 Litigation

On May 23, 2011, we received a subpoena from a grand jury in the United States District Court for the Eastern District of Texas. The subpoena requires that we provide to the grand jury certain documents and records related to our sponsorships for, and uses of, B1 business visas. We are complying with the subpoena. In connection with the subpoena, during a recent meeting with the United States Attorney’s Office for the Eastern District of Texas, we were advised that we and certain of our employees are targets of the investigation. We intend to have further discussions with the U.S. Attorney’s Office regarding this matter, however, we cannot predict the final outcome of the investigation by, or discussions with, the U.S. Attorney’s Office.

In addition, the U.S. Department of Homeland Security (“DHS” or the “Department”) is undertaking a review of our employer eligibility verifications on Form I-9 with respect to our employees working in the United States. In connection with this review, we have been advised that the DHS has found errors in a significant percentage of our Forms I-9 that the Department has reviewed. In the event that the DHS ultimately concludes that our Forms I-9 contained errors, the Department would likely impose fines and penalties on us. At this time, we cannot predict the final outcome of the review by, or the discussions with, the DHS or other governmental authority regarding the review of our Forms I-9.

In light of the fact that, among other things, the foregoing investigation and review are ongoing and we remain in discussions with the U.S. Attorney’s Office regarding these matters, we are unable to make an estimate of the amount or range of loss that we could incur from unfavorable outcomes in such matters.

In the event that any government undertakes any actions which limit any visa program that we utilize, or imposes sanctions, fines or penalties on us or our employees, this could materially and adversely affect our business and results of operations.

Auditor’s Report on Consolidated Quarterly Financial Results and Consolidated Year to Date Financial Results of Infosys Limited (formerly Infosys Technologies Limited) Pursuant to the Clause 41 of the Listing Agreement

To
The Board of Directors of Infosys Limited

We have audited the consolidated quarterly financial results of Infosys Limited (‘the Company’) for the quarter ended 31 March 2012 and the consolidated year to date financial results for the period from 1 April 2011 to 31 March 2012, attached herewith, being submitted by the Company pursuant to the requirement of Clause 41 of the Listing Agreement, except for the disclosures regarding ‘Public  Shareholding’ and ‘Promoter and Promoter Group Shareholding’ which have been traced from disclosures made by the Management and have not been audited by us. These consolidated quarterly financial results as well as the consolidated year to date financial results have been prepared from consolidated interim financial statements, which are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial results based on our audit of such consolidated interim financial statements, which have been prepared in accordance with the recognition and measurement principles laid down in International Accounting Standard (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standard Board.

We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial results are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts disclosed as financial results. An audit also includes assessing the accounting principles used and significant estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

In our opinion and to the best of our information and according to the explanations given to us, these consolidated quarterly financial results as well as the consolidated year to date financial results:

(i)	include the quarterly financial results and year to date financial results of the following entities:
(a)	Infosys BPO Limited;
(b)	Infosys BPO s.r.o;
(c)	Infosys Consulting Inc.;
(d)	Infosys Consulting India Limited;
(e)	Infosys Technologia Do Brasil LTDA;
(f)	Infosys Technologies (Australia) Pty Limited;
(g)	Infosys Technologies (China) Co. Limited;
(h)	McCamish Systems, LLC;
(i)	Infosys Public Services, Inc.;
(j)	Infosys Technologies S. de R.L.de C.V;
(k)	Infosys Technologies (Sweden) AB;
(l)	Infosys BPO Poland Sp z.o.o;
(m)	Infosys Technologies (Shanghai) Company Limited;
(n)	Portland Group Pty Ltd; and
(o)	Portland Procurement Services Pty Ltd.

(ii)	have been presented in accordance with the requirements of Clause 41 of the Listing Agreement in this regard; and

(iii)
give a true and fair view of the consolidated net profit and other financial information for the quarter ended 31 March 2012 as well as the consolidated year to date results for the period from 1 April 2011 to 31 March 2012.

Further, we also report that we have, on the basis of the books of account and other records and information and explanations given to us by the management, also verified the consolidated number of shares as well as percentage of shareholdings in respect of aggregate amount of consolidated public shareholdings, as furnished by the Company in terms of Clause 35 of the Listing Agreement and found the same to be correct.

for B S R & Co.
Chartered Accountants
Firm’s registration number: 101248W

Natrajh Ramakrishna
Partner
Membership number: 32815

Bangalore
13 April 2012